UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Qoins Technologies, Inc.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

January 4, 2017

Physical Address of Issuer:

151 Ted Turner Drive Northwest, Atlanta, GA 30303, United States

Website of Issuer:

www.qoins.io

Is there a Co-Issuer? ___ Yes _X_ No

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,070,000

Deadline to reach the Target Offering Amount:

February 25, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

3

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$1,114,210	$14,055
Cash & Cash Equivalents	$1,114,210	$14,055
Accounts Receivable	$0	$0
Short-term Debt	$144,087	$795,375
Long-term Debt	$73,431	$33,000
Revenues/Sales	$252,585	$344,471
Cost of Goods Sold*	$343,138	$229,290
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(245,402)	$(461,725)

*Cost of Revenues

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

October 21, 2021

Qoins Technologies, Inc.



Up to $1,070,000 of Crowd SAFE (Simple Agreement for Future Equity)

Qoins Technologies Inc. ("Qoins**,**" the "**Company**," "**we**," "**us**," or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best-efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by February 25, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100	$6.00	$94.00
Maximum Individual Purchase Amount (3)(4)	$107,000	$6,420	$100,580
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$1,070,000	$64,200	$1,005,800

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(4)   Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.Qoins.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/Qoins


The date of this Form C is October 21, 2021.


TABLE OF CONTENTS

ABOUT THIS FORM C..i
CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS...i
SUMMARY..1
    The Company 1
    The Offering..1
RISK FACTORS..2
    Risks Related to the Company's Business and Industry 2
    Risks Related to the Offering 7
    Risks Related to the Securities 9
BUSINESS 12
    Description of the Business 12
    Business Plan...12
    The Company's Products and/or Services 12
    Competition...12
    Customer Base...12
    Intellectual Property 13
    Governmental/Regulatory Approval and Compliance..13
    Litigation...13
USE OF PROCEEDS 14
DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS 15
    Indemnification 16
    Employees...16
CAPITALIZATION, DEBT AND OWNERSHIP 17
    Capitalization 17
    Outstanding Debt..23
    Ownership 24
FINANCIAL INFORMATION 25
    Operations...25
    Cash and Cash Equivalents...25
    Liquidity and Capital Resources...25
    Capital Expenditures and Other Obligations..25
    Valuation...25
    Material Changes and Other Information..25
    Previous Offerings of Securities...26
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST..27
THE OFFERING AND THE SECURITIES..28
    The Offering 28
    The Securities..29
COMMISSION AND FEES 34
    Stock, Warrants and Other Compensation..34
TAX MATTERS...34
LEGAL MATTERS..34
DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION 34
ADDITIONAL INFORMATION...35

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Qoins Technologies, Inc. is a financial wellness app operator that assists consumers in paying off their debt faster and to achieve their financial goals. The Company was incorporated in Delaware as a corporation on January 4, 2017.

The Company is located at 151 Ted Turner Drive Northwest, Atlanta, GA 30303, United States.

The Company's website is https://www.qoins.com.

The Company is headquartered and qualified to conduct business in Georgia. The Company also sells its products and services through the Internet and throughout the United States and internationally.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/Qoins and is attached as Exhibit B to this Form C.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000*
Maximum Amount of the Securities Offered	1,070,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	1,070,000*
Price Per Security	$1.00
Minimum Individual Purchase Amount	$100 +
Maximum Individual Purchase Amount	$107,000 +
Offering Deadline	February 25, 2022
Use of Proceeds	See the description of the use of proceeds on page 14 hereof.
Voting Rights	See the description of the voting rights on page 32.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises, such as COVID-19, can have a significant effect on our business operations and revenue projections.

The Company's revenue was adversely affected in 2020 related to the COVID-19 crisis. Customers used our app less frequently as they worked to conserve their financial resources and access to capital was severely limited. Conditions have eased in 2021. If another significant outbreak of COVID-19 or another contagious disease were to occur, we may lose a significant portion of our revenue.

In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently has limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers, board of directors and key employees.

We are dependent on our executive officers, board of directors and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of any or all of our executive officers, board of directors and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings

and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

We have not prepared any audited financial statements.

The financial statements attached as Exhibit A to this Form C have been "reviewed" only and such financial statements have not been verified with outside evidence as to management's amounts and disclosures. Additionally, tests on internal controls have not been conducted. Therefore, you will have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and regulations could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements,

changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters".

Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the Offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communication sent to Investors prior to the Offering is attached as Exhibit E. Some of these communications may not have included proper disclaimers required for "testing the waters".

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holders of the CF Shadow Securities will be required to enter into a proxy with the Intermediary or its designee to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary or its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and would be required to enter into a proxy that allows the Intermediary or its designee to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The foregoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

A Crowd SAFE holder may lose their right to any appreciation or return on investment due to defaulting on certain notice and require action requirements in such Crowd SAFE; failure to claim cash set aside in this case may result in a total loss of principal.

The Crowd SAFE offered requires a holder to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion or termination of the Crowd SAFE, in connection with an Equity Financing or Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company. Failure to make a timely action may result in the Company declaring that the Investor is only eligible to receive a cash payment equal to their Purchase Amount (or a lesser amount in certain events). While the Company will set aside such payment for the investor, such payment may be subject to escheatment laws, resulting in a total loss of principal if the Investor never claims their payment.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Qoins is a financial wellness app that helps consumers pay off their debt faster and achieve their financial goals by combining financial education and automation. Qoins is helping address consumer debt by using behavioral economics and matching customers with financial coaches to understand how consumers spend and get into debt. This allows for Qoins to embed accountability around financially healthier habits into their banking practices. Qoins offers multiple ways to save and pay off debt, giving customers a tailored experience throughout their financial journey. In the future, Qoins plans to expand its product offering beyond debt payment by helping consumers save for an emergency fund, offering lower interest rate refinancing on debts paid, and also offer a Qoins card for instant payments and savings.

Business Plan

The Company plans to significantly expand its business by increasing our marketing efforts, investing in product development and adding new key hires. The Company aims to achieve profitability within the next 18 months. The capital we raise here will empower us to expand our product development, increase marketing efforts and grow out our infrastructure as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Qoins App	Financial wellness app that automates extra debt payments and savings for consumers	Direct-to-market for late Millennials

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors.

The Company competes with debt/student debt repayment and personal finance platforms such as Acorns, Qapital, Digit, ChangEd and Chipper. However, Qoins differs from most other debt payment and personal finance solutions by focusing on debt repayment for any form of loan versus just savings or investing.

Customer Base

The primary target customers for Qoins are individuals in the U.S. between the ages of 25 and 34 (typically 60% female and 40% male), with debts of $4K-$7K. These are subprime customers who fall under the low/middle class classification with respect to income. The Company also targets customers aged 35-44, as they typically already have credit card debt, and many Millennials transitioning into adulthood accrue debt.

Supply Chain

The Company's main vendors include Plaid, Atlantic Capital Bank, Smart Payables, and Persona. Each of these vendors supplies Qoins with an essential part of its business such as transaction aggregation, ACH payment processing, bill payments, and automated compliance software. Although the Company is dependent upon these third-party vendors, the Company has access to alternate service providers in the event these current third-party vendors are unable to provide services or any issues arise where a change is required to be made. The Company does not believe the loss of any of these third-party vendors, or any other service provider, would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
90525762	"QOINS"	Trademark: Words, Letters, and/or Numbers in Stylized Form	February 11, 2021	Pending	USA
90525754	"QOINS"	Trademark: Words, Letters, and/or Numbers in Stylized Form	February 11, 2021	Pending	USA
90525731	"QOINS.IO"	Standard Character Mark	February 11, 2021	Pending	USA
90525689	"QOINS"	Standard Character Mark	February 11, 2021	Pending	USA

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Domain Names

The Company owns the Qoins.io and Qoins.com domain names.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$64,200
Product Development (1)	40%	$10,000	40%	$428,000
Marketing (2)	30%	$7,500	30%	$321,000
Infrastructure (3)	15%	$3,750	15%	$160,500
General Working Capital	9%	$2,250	9%	$96,300
Total	**100%**	**$25,000**	**100%**	**$1,070,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

(1) We plan on developing and enhancing our product both on the front-end and also with regards to infrastructure tooling. We plan on rebuilding our back-end database, building an in-house NACHA file formatting system and improving the speed of bill payment. We currently have one full-time engineer and plan on using these funds to hire 1-2 additional engineers.

(2) We will focus and invest heavily on our marketing efforts. Some of these efforts will include educating our target audience through content marketing. We also plan on driving digital marketing to drive awareness and acquisition. We currently spend a limited amount of money on marketing and advertising.

(3) These proceeds will be used to build out the Company's infrastructure. Currently, our management team handles a wide range of administrative and operational functions. We expect to hire additional employees to assist with these functions, including a product manager.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Christian Zimmerman	CEO, Co-Founder and Director	CEO and Co-Founder of Qoins Technologies, Inc., 2016 – Present Responsible for sales, operations, and general CEO responsibilities	Georgia State University- J. Mack Robinson College of Business, B.B.A., Business Administration and Managerial Sciences, 2015
Nathaniel Washington	CTO and Co-Founder	CTO and Co-Founder of Qoins Technologies, Inc., 2016 – Present Responsible for directing technology and product development across the Company	Georgia State University, completed coursework in Criminal Justice
Michael Cassella	Director	President/Managing Director of Partnership Capital Venture, 2019-Present Responsible for investing in early stage emerging and startup companies via strategic seed and angel investments and by providing ongoing mentoring Chief Operating Officer, Petmio, 2019-Present Responsible for providing pet solutions that have lifelong, generational impacts to improvements in pet nutrition Founder, Cassella Consulting International, 2017 – Present Provides consulting services to clients in the FinTech, financial services and payments industry and also operations consulting	University of California, Berkeley; B.S., International Relations, 1998
David Haines*	Director	Partner, Front Row Fund, 2020- Present Responsible for scouting new startups, investing and managing fund allocation CEO, Sequent Software, 2010- 2017 Responsible for bringing cards to mobile and enabling banks to digitize their debit cards using Sequent platform	University of Northern Colorado, Masters, Psychology,1991; University of Northern Colorado, Bachelors, pre-Professional Psychology, 1988

*Was not formally employed between 2017 and 2020.

Biographical Information

Christian Zimmerman: Christian, a LatinX founder, is the Co-Founder and CEO of the Company. Having worked at other early-stage startups, such as Hirewire and Shiftgig, Christian grew a passion for solving real-world problems. He is a graduate of Georgia State University's J. Mack Robinson College of Business and was recently named Forbes 30 under 30 for social impact.

Nathaniel Washington: Nate is also a Co-Founder of the Company. He has been a nationally ranked chess player, playing alongside some of the best strategic players in the U.S. Having worked within finance at Wells Fargo, as well as founding his own previous company, Codeless Academy, Nate has leveraged his web development skills and finance experience to build the Company.

Michael Cassella: Drawing on deep analytical and problem-solving skills, Michael has developed global procurement/operations solutions for both private and public companies, and has experienced the entire life cycle of companies in phases ranging from pre-IPO startup through IPO/public company including the expansion of mature organizations with new products, new channels, and acquisitions. Michael has consistently driven successful initiatives in change management, process development/reengineering, and business intelligence that have increased opportunities and revenues and decreased costs and risks.

David Haines: David has experience as a senior operational startup and early-stage executive with an extensive background on the buy and sell side of venture and private equity investing, as well as mergers & acquisitions. During his career, David has served as a founder, CEO, interim officer and director for a number of first in the space startups ranging from the first international micro-brewery group to a Silicon Valley fintech company.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances. Additionally, the Company entered into an Indemnification Agreement with David Haines, dated December 24, 2020.

Employees

The Company currently has 3 employees. The Company also utilizes the services of independent consultants and advisors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 21,551,587 shares of common stock, par value $0.00001 per share (the "**Common Stock**") and 10,585,790 shares of preferred stock, par value $0.00001 per share (the "**Preferred Stock**"), consisting of (i) 5,387,886 shares of Series Seed preferred stock, par value $0.00001 per share (the "**Series Seed Preferred Stock**"), (ii) 657,943 shares of Series Seed-1 preferred stock, par value $0.00001 per share (the "**Series Seed-1 Preferred Stock**"), (iii) 4,297,330 shares of Series Seed-2 preferred stock, par value $0.00001 per share (the "**Series Seed-2 Preferred Stock**"), and (iv) 242,631 shares of Series Seed-3 preferred stock, par value $0.00001 per share (the "**Series Seed-3 Preferred Stock**"). Additionally, the Company has established the 2020 Stock Incentive Plan for which 2,155,158 shares of Common Stock are authorized and reserved for issuance thereunder. At the closing of this Offering, assuming only the Target Offering Amount is sold, 8,810,639 shares of Common Stock, 4,166,630 shares of Series Seed Preferred Stock, 657,943 shares of Series Seed-1 Preferred Stock, 4,297,330 shares of Series Seed-2 Preferred Stock and 242,631 shares of Series Seed-3 Preferred Stock will be issued and outstanding. Additionally, the Company has 123,348 options to purchase Common Stock issued and outstanding and an additional 2,031,810 options to purchase Common Stock available for issuance under the 2020 Stock Incentive Plan.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	8,810,639
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
Other Rights	Rights to two board of director seats
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	48.15%

Type	Series Seed Preferred Stock
Amount Outstanding	4,166,630
Par Value Per Share	$0.0001
Voting Rights	1 vote per share on an as converted basis
Anti-Dilution Rights	Yes
Other Rights	(a) Right to receive dividends equal to a rate of 6% on $0.278402 per share payable when declared (non-cumulative) (b) Liquidation Preference of $0.278402 per share; (c) Right for Preferred Stockholders to elect one director; (d) Right to convert into Common Stock at any time at $0.278402 per share; (e) Automatic conversion into Common Stock upon $20 million in gross proceeds raised by the Company in a public offering at $0.278402 per share; (f) Protective provisions so long as 1,346,971 shares of Series Seed Preferred Stock are outstanding
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series Seed Preferred Stock at a later date. The issuance of such additional shares of Series Seed Preferred Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	22.77%

Type	Series Seed-1 Preferred Stock
Amount Outstanding	657,943
Par Value Per Share	$0.0001
Voting Rights	1 vote per share on an as converted basis
Anti-Dilution Rights	Yes
Other Rights	(a) Right to receive dividends equal to a rate of 6% on $0.091193 per share payable when declared (non-cumulative) (b) Liquidation Preference of $0.091193 per share; (c) Right for Preferred Stockholders to elect one director; (d) Right to convert into Common Stock at any time at $0.091193 per share; (e) Automatic conversion into Common Stock upon $20 million in gross proceeds raised by the Company in a public offering at $0.091193 per share; (f) Protective provisions so long as 1,346,971 shares of Series Seed Preferred Stock are outstanding
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series Seed-1 Preferred Stock at a later date. The issuance of such additional shares of Series Seed-1 Preferred Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	3.60%

Type	Series Seed-2 Preferred Stock
Amount Outstanding	4,297,330
Par Value Per Share	$0.0001
Voting Rights	1 vote per share on an as converted basis
Anti-Dilution Rights	Yes
Other Rights	(a) Right to receive dividends equal to a rate of 6% on $0.205947 per share payable when declared (non-cumulative) (b) Liquidation Preference of $0.205947 per share; (c) Right for Preferred Stockholders to elect one director; (d) Right to convert into Common Stock at any time at $0.205947 per share; (e) Automatic conversion into Common Stock upon $20 million in gross proceeds raised by the Company in a public offering at $0.205947 per share; (f) Protective provisions so long as 1,346,971 shares of Series Seed Preferred Stock are outstanding
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series Seed-2 Preferred Stock at a later date. The issuance of such additional shares of Series Seed-2 Preferred Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	23.49%

Type	Series Seed-3 Preferred Stock
Amount Outstanding	242,631
Par Value Per Share	$0.0001
Voting Rights	1 vote per share on an as converted basis
Anti-Dilution Rights	Yes
Other Rights	(a) Right to receive dividends equal to a rate of 6% on $0.217930 per share payable when declared (non-cumulative) (b) Liquidation Preference of $.217930 per share; (c) Right for Preferred Stockholders to elect one director; (d) Right to convert into Common Stock at any time at $0.217930 per share; (e) Automatic conversion into Common Stock upon $20 million in gross proceeds raised by the Company in a public offering at $0.217930 per share; (f) Protective provisions so long as 1,346,971 shares of Series Seed Preferred Stock are outstanding
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series Seed-3 Preferred Stock at a later date. The issuance of such additional shares of Series Seed-3 Preferred Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.33%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	Option to Purchase Common Stock
Shares Issuable Upon Exercise	123,348
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Options to purchase Common Stock at a later date. The availability of any Common Stock issued pursuant to the exercise of such additional Options to purchase Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.67%

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	SBA PPP Loan
Amount Outstanding	$45,081.00
Interest Rate and Amortization Schedule	0.98% per annum. For the period beginning on the date of issuance of the note, and ending six (6) months thereafter, no payments will be due. Thereafter, monthly payments of principal and interest in an unspecified amount will be due. Any principal balance and interest due thereon outstanding on the maturity date of the note, will be due and payable on the maturity date, unless such amounts are forgiven under the terms of the loan.
Description of Collateral	Unsecured
Other Material Terms	The principal amount of the loan may be forgivable under the terms of the U.S. Small Business Administration's "Paycheck Protection Program" created pursuant to Section 1102 of the Coronavirus Air, Relief, and Economic Security Act, commonly referred to as the "Cares Act".
Maturity Date	April 13, 2022

Type	Term Loan with Atlanta Forward Loan Fund d/b/a Invest Atlanta
Amount Outstanding	$20,000
Interest Rate and Amortization Schedule	2% Installment payments, including principal and interest of $684 monthly.
Description of Collateral	Secured
Maturity Date	August 15, 2023

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Christian Zimmerman	4,080,000 shares of Common Stock	22.45%
Nate Washington	3,920,000 shares of Common Stock	21.57%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and in the financial statements attached hereto as Exhibit A, in addition to the following information.

Operations

Qoins Technologies, Inc. (the "**Company**") was incorporated on January 4, 2017 under the laws of the State of Delaware, and is headquartered in Atlanta, Georgia.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of September 30, 2021, the Company had an aggregate of $400,000 in cash and cash equivalents, leaving the Company with approximately 9 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Series Seed Preferred Stock	$1,224,998	4,166,630	Marketing and General Working Capital	December 24, 2020	Reg. D Rule 506(b)
SAFE (Simple Agreement for Future Equity)*	$60,000	2	Marketing and General Working Capital	May 23, 2018; May 31, 2018;	Section 4(a)(2)
Convertible Notes**	$809,400	16	Marketing and General Working Capital	August 8, 2018; August 9, 2018; August 14, 2018; September 5, 2018; September 10, 2018; September 12, 2018; February 4, 2020;	Reg D Rule 506(b)
Option to Purchase Common Stock	N/A	123,348	N/A	May 6, 2021	Rule 701

*These SAFEs were converted into Series Seed-1 Preferred Stock on December 24, 2020.
**These Convertible Notes (with interest) were converted into Series Seed-2 Preferred Stock and/or Series Seed-3 Preferred Stock on December 24, 2020.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by February 25, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In addition to the Offering, the Company is concurrently undertaking to raise up to an additional $250,000pursuant to Rule 506(c) of Regulation D by offering to sell shares of the Company's Series Seed Preferred Stock to accredited investors outside of this Offering (the "Concurrent Offering"). The terms of the Series Seed Preferred Stock will be substantially identical to the Company's existing Series Seed Preferred Stock described herein.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $100 and the maximum amount that an Investor may invest in the Offering is $107,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the new early closing date must be twenty-one (21) days from the time the Offering was opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the amount committed as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $1,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are non-voting securities otherwise identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $12,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE, as contemplated above in connection with an Equity Financing, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert the Crowd Safe to capital stock, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an IPO (as defined below) or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $12,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (y) any Safes; (z) convertible promissory notes; and (aa) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; or (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or shares of the most recently issued capital stock, as contemplated above in connection with a Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Pro-Rata Rights of Major Investors

Certain Investors of the Securities will receive pro-rata rights through the Offering, allowing them to avoid dilution in future rounds. Investors that make investments of $100,000 or greater in the Offering (such Investors, the "**Major Investors**") will gain the right to continue investing the in Company and avoid dilution while others will not. Major Investors will have the right to participate in new securities offerings unless the securities (i) are issued as a dividend or distribution on outstanding securities, (ii) are issued upon the conversion or exercise of outstanding securities, (iii) are issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the Company's board of directors, (iv) are issued pursuant to the acquisition of another corporation or its assets, or (v) up to one million dollars ($1,000,000), of such securities, are issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights.

The Company is a party to a certain Voting Agreement, dated as of December 24, 2020, under which the Company, Series A Preferred holders and certain other key stockholders agreed to, among other things (i) voting provisions regarding the Company's board of directors, including the size and composition of the board of directors; and (ii) a drag-along right.

The Company also is a party to a certain Investors' Rights Agreement, dated as of December 24, 2020, under which the Company granted to certain investors, among other things, (i) certain registration rights under Form S-1 and Form S-3, (ii) certain indemnification rights, (iii) certain information rights, such as periodic delivery of financial statements and board observer rights, and (iv) certain rights to future stock issuances.

The Company also is a party to a certain Right of First Refusal and Co-Sale Agreement, dated as of December 24, 2020, under which the Company, certain investors and certain keyholders agreed to, among other things (i) a right of first refusal, (ii) a right of co-sale, (iii) transfers exempted from the right of first refusal and co-sale, and (iv) a lock-up period with respect to any initial public offering of the Company's securities.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company. For the anti-dilution rights of Major Investors, please see the section titled "*Pro-Rata Rights of Major Investors*", above, and the Crowd SAFE agreement.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the Offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Christian Zimmerman
_____
(Signature)

Christian Zimmerman
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Christian Zimmerman
_____
(Signature)

Christian Zimmerman
_____
(Name)

Director
_____
(Title)

October 21, 2021
_____
(Date)

/s/Michael Cassella
_____
(Signature)

Michael Cassella
_____
(Name)

Director
_____
(Title)

October 21, 2021
_____
(Date)

/s/David Haines

(Signature)

David Haines

(Name)

Director

(Title)

October 21, 2021

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Qoins Technologies Inc.

(a Delaware Corporation)

Unaudited Financial Statements
Period of January 1, 2020 through
December 31, 2020

Reviewed by:



TaxDrop LLC
A New Jersey CPA Company

Financial Statements

Qoins Technologies Inc.

Table of Contents

Independent Accountant's Review Report   FS-3

Financial Statements and Supplementary Notes

    Balance Sheet as of December 31, 2020   FS-5

    Income Statement for the period of January 1, 2020 through December 31, 2020   FS-6

    Statement of Changes in Shareholders' Equity for the period of January 1, 2020 through December 31, 2020   FS-7

    Statement of Cash Flows for the period of January 1, 2020 through December 31, 2020   FS-8

    Notes and Additional Disclosures to the Financial Statements as of December 31, 2020   FS-9



CPA & Advisor

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

September 13, 2021

To: Board of Directors of Qoins Technologies Inc.
        Attn: Christian Zimmerman, CEO

Re: 2020 Financial Statement Review
        Qoins Technologies Inc.

We have reviewed the accompanying financial statements of Qoins Technologies Inc. (the "Company"), which comprise the balance sheet as of December 31, 2020 and the related statements of income, equity, and cash flows for the period of January 1, 2020 through December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of Qoins Technologies Inc. for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

TaxDrop

TaxDrop LLC
A New Jersey CPA Company

QOINS TECHNOLOGIES INC.
BALANCE SHEET
Years Ended December 31, 2020
(Unaudited)

ASSETS	2020
Current Assets	
Cash and cash equivalents	$ 1,114,210
Accounts Receivable	-
Total Current Assets	**1,114,210**
Total Assets	**1,114,210**

LIABILITIES AND STOCKHOLDERS' EQUITY	
Current Liabilities	
Accounts Payable	69,140
Accrued Expenses	54,654
Credit cards	20,293
Total Current Liabilities	**144,087**
Long-Term Liabilities	
Loans Payable	28,350
PPP Loan	45,081
Total Long-Term Liabilities	**73,431**
Total Liabilities	**217,518**
Stockholders' deficit	
Common Stock, par value $0.00001/ share; 21,551,587 authorized shares, 8,810,639 issued and outstanding	88
Additional paid-in capital	19,912
Preferred Stock, par value $0.00001/ share; 10,585,790 authorized shares, 9,364,534 issued and outstanding	94
Additional paid-in capital	2,149,861
Safe Note	0
Retained earnings	(1,273,263)
Total Stockholders' Deficit	**896,692**
Total Liabilities and Stockholders' Deficit	**$ 1,114,210**

The accompanying notes are an integral part of these financial statements.

QOINS TECHNOLOGIES INC.
INCOME STATEMENT
Years Ended December 31, 2020
(Unaudited)

	2020
Revenues	$ 252,585
Cost of revenues	343,138
Gross Profit	**(90,554)**
Operating Expenses	
General and administrative	35,351
Payroll	54,945
Compliance	9,389
Product Development	15,637
Legal and professional	125,059
Sales and marketing	16,728
Total Operating Expenses	**257,109**
Other Income/(Expense)	
Other income	107,052
Interest Expense	(4,000)
Other expense	(791)
Total other income	**102,261**
Net Income (Loss)	**$ (245,402)**

The accompanying notes are an integral part of these financial statements.

QOINS TECHNOLOGIES INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For Years Ending December 31, 2020
(Unaudited)

	Common Stock			Preferred Stock			Additional Paid-In Capital - SAFEs	Accumulated Deficit	Total
	Shares	Par Value	Additional Paid-In Capital - Common Stock	Shares	Par Value	Additional Paid-In Capital - Preferred Stock			
Balance as of December 31, 2019	8,810,639	$88	$19,912	0	$0	$0	$60,000	$(1,022,822)	$(942,822)
Series Seed Capital Raise	0	0	0	4,166,630	42	1,152,012	0	0	1,152,054
Conversion of SAFEs	0	0	0	657,943	7	59,993	(60,000)	0	0
Conversion of Convertible Notes	0	0	0	4,539,961	45	937,856	0	0	937,901
Adjustment to Retained Earnings	0	0	0	0	0	0	0	(5,039)	(5,039)
Net Loss	0	0	0	0	0	0	0	(245,402)	(245,402)
Balance as of December 31, 2020	8,810,639	$88	$19,912	9,364,534	$94	$2,149,861	$0	($1,273,263)	$896,692

The accompanying notes are an integral part of these financial statements.

Qoins Technologies Inc
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2020
(Unaudited)

	2020
Cash Flows from Operating Activities	
Net Income (Loss)	**$ (245,402)**
Changes in operating assets and liabilities:	
Increase (Decrease) in accounts payable	69,140
Increase (Decrease) in accrued expenses	54,654
Increase (Decrease) in credit cards	20,293
Net cash provided by (used in) operating activities	**(101,315)**
Cash Flows from Investing Activities	
Net cash used in investing activities	**-**
Cash Flows from Financing Activities	
Increase (Decrease) in loans	(40,625)
PPP Loan	45,081
Convertible debt	50,000
Common stock	-
Retained Earnings Adjustment	(5,039)
Series Seed Capital Raise	1,152,054
Net cash used in financing activities	**1,201,471**
Net change in cash and cash equivalents	**1,100,155**
Cash and cash equivalents at beginning of period	14,055
Cash and cash equivalents at end of period	**$ 1,114,210**

The accompanying notes are an integral part of these financial statements.

QOINS TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020

NOTE 1 – NATURE OF OPERATIONS

Qoins Technologies, Inc. (which may be referred to as the "Company", "we," "us," or "our") is a Delaware corporation formed on January 4, 2017. The Company is a financial wellness app provider that helps consumers achieve their financial goals by combining financial education and automation. The Company's headquarters are in California. The company began operations in 2017.

Since Inception, the Company has relied on contributions from owners and the issuance of convertible notes to fund its operations. As of December 31, 2020, the Company had an accumulated deficit and will likely incur additional losses prior to generating positive retained earnings. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 8). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 9) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 the Company had $1,114,210 of cash on hand.

Fixed Assets

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020, as there were no fixed assets as of December 31, 2020.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the year ending December 31, 2020 as it incurred a taxable loss. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2020. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by taking a convenience fee from transactions that customers make and offering financial coaching services. The Company's payments are generally collected upfront. For year ending December 31, 2020 the Company recognized $252,585 in revenue.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2020 the company had no accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INCOME TAX PROVISION

The Company has filed its income tax return for the period ended December 31, 2020, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

Since the passage of the Tax Cuts and Jobs Act of 2017 ("TJCA'), net operating losses can be carried forward indefinitely. The Federal net operating loss carryforward as of December 31, 2020 totaled $1,218,608. Net operating loss carryforwards for state income tax purposes approximate those available for Federal income tax purposes.

NOTE 4 – NOTES PAYABLE AND CONVERTIBLE PROMISSORY NOTES

Notes Payable Settlement and Restructuring

In December 2019, the Company consolidated their debt with OnDeck and National Funding with Creditors Relief. On February 6, 2020, OnDeck renegotiated the debt obligation to $20,000 with monthly payments to be made as follows:

Installments 1 – 4:	$1,000
Installments 5 – 16:	$1,333

On February 28, 2020, the Company renegotiated their debt obligation with National Funding, including interest, to $17,719 with monthly payments to be made as follows:

Installments 1 – 3:	$ 500
Installments 4 – 11:	$1,800
Installment 12:	$1,819

In August 2020, the Company entered into a $20,000, 2% fixed rate per annum interest promissory note agreement with Atlanta Development Authority due on August 15, 2023.

Convertible Notes

In February 2020 the Company issued $50,000 of 7% unsecured convertible notes (the "Notes") due in February 2022. The Notes are due on the Maturity Date with accrued interest if the Notes do not convert prior to the maturity date. The Notes are automatically convertible into common stock on the completion of an equity offering of $3,000,00 or more. The conversion price is the lesser of 80% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $1,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. This note converted in December 2020 subsequent to the Company's series seed capital raise.

Other loans payable are long-term, non-interest bearing notes to be repaid at such time funds are available, including advances from the founders.

PPP Loan

In April 2020 the Company entered into a Paycheck Protection Program Loan ("PPP Loan") through the Small Business Administration for a total of $45,081. The loan matures on April 2022 and has an interest rate of 0.98%.

The Company can apply for forgiveness of the amount due for costs incurred for payroll costs, payment on a covered rent obligation, and any covered utility payment.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock:

As of December 31, 2020, the Company had authorized 21,551,587 shares of common stock, par value $0.00001. During the period from January 4, 2017 through December 31, 2020, the Company sold a total of 8,810,639 shares of common stock. During August 2017, the Company sold 510,639 shares of common stock for $20,000. The shares vest over 4 years and the unvested shares are subject to a repurchase option. During August 2018, the Company sold 300,000 shares of common stock 3% equity. The shares vest over 4 years and the unvested shares are subject to a repurchase option. As of December 31, 2020, the Company had 8,810,639 shares of common stock issued and outstanding, for a total purchase price of $20,000.

Preferred Stock:

As of December 31, 2020, the Company had authorized 10,585,790 shares of common stock, par value $0.00001. During 2020 the Company sold 4,166,630 shares of preferred stock for $1,152,054 through a series seed capital raise. As a result of the capital raise the previously issued SAFEs totaling $60,000 converted to 657,943 shares of preferred stock. Convertible notes totaling $809,400 plus accrued interest converted to 4,539,691 shares of preferred stock.

NOTE 6 – STOCK BASED COMPENSATION

The Company has not yet created a stock-based compensation plan.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

COVID 19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2017 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

PPP Loan

In March 2021 the Company entered into a Paycheck Protection Program Loan ("PPP Loan") through the Small Business Administration for a total of $43,372. The loan matures on March 2023 and has an interest rate of 0.98%. The Company can apply for forgiveness of the amount due for costs incurred for payroll costs, payment on a covered rent obligation, and any covered utility payment. The full amount of the PPP Loan was forgiven as of the date of this report.

Management's Evaluation

Management has evaluated subsequent events through September 13, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

Qoins Technologies Inc.

(a Delaware Corporation)

Unaudited Financial Statements

Period of January 1, 2018 through December 31, 2019

Reviewed by:

TaxDrop

TaxDrop LLC

A New Jersey CPA Company

Financial Statements

Qoins Technologies Inc.

Table of Contents

Independent Accountant's Review Report   FS-3

Financial Statements and Supplementary Notes

    Balance Sheet as of December 31, 2018 and December 31, 2019   FS-5

    Income Statement for the period of January 1, 2018 through December 31, 2019   FS-6

    Statement of Changes in Shareholders' Equity for the period of January 1, 2018 through December 31, 2019   FS-7

    Statement of Cash Flows for the period of January 1, 2018 through December 31, 2019   FS-8

    Notes and Additional Disclosures to the Financial Statements as of December 31, 2019   FS-9



CPA & Advisor

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

August 6, 2020

To: Board of Directors of Qoins Technologies Inc.
        Attn: Christian Zimmerman, CEO

Re: 2018 and 2019 Financial Statement Review
        Qoins Technologies Inc.

We have reviewed the accompanying financial statements of Qoins Technologies Inc. (the "Company"), which comprise the balance sheet as of December 31, 2018 and December 31, 2019 and the related statements of income, equity, and cash flows for the period of January 1, 2018 through December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

TaxDrop

TaxDrop LLC
A New Jersey CPA Company

Qoins Technologies Inc.

Balance Sheet
As of December 31, 2019 and 2018
(unaudited)

	Total	
	2019	2018
ASSETS		
Current Assets		
Cash and cash equivalents	14,055	418,635
TOTAL ASSETS	14,055	418,635
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Loan Payable	35,975	0
Convertible Notes Payable	759,400	
Total Current Liabilities	795,375	3,829
Long-Term Liabilities		
Convertible Notes Payable		759,400
Loan from N. Washington	8,000	8,000
Unsecured Loans	25,000	
Total Long-Term Liabilities	33,000	767,400
Total Liabilities	828,375	771,229
Equity		
Common stock, par value of $.00001/share; authorized 10,000,000 shares, issued and outstanding 8,810,639	88	88
Additional Paid-In-Capital	19,912	19,912
Retained Earnings	(432,594)	(37,168)
Additional Paid in Capital - SAFE	60,000	60,000
Net Income	(461,725)	(395,426)
Total Equity	(814,320)	(352,594)
TOTAL LIABILITIES AND EQUITY	14,055	418,635

The accompanying notes are an integral part of these financial statements.

Qoins Technologies Inc.
Profit and Loss
As of December 31, 2019 and 2018
(unaudited)

	Total	
	2019	2018
Revenue	344,471	142,664
Cost of Goods Sold		
Bill-payment API cost	85,753	46,914
Cost of Goods Sold		199
Payment Processor	81,328	61,355
Transaction Aggregator API	62,209	49,242
Total Cost of Goods Sold	229,290	157,710
Gross Profit	115,181	(15,046)
Expenses		
Accounting Professional Fees	3,536	
Advertising & Marketing	80,907	120,608
Bank Charges & Fees	14,918	14,394
Car & Truck	4,125	145
Charitable Contributions		3,500
Contractors, less reimbursable expenses	102,941	55,556
Database Host	12,684	7,432
Insurance	3,535	13,469
Interest Paid	10,010	10,631
Legal & Professional Services	87,315	36,678
Meals & Entertainment	635	7,199
Other Expenses	0	203
Office Supplies & Software	16,815	24,784
Payroll Expenses	218,908	100,704
Postage		62
Rent & Lease	27,194	5,293
Sub Lease Income	(13,066)	
Shipping, Freight & Delivery	13	0
Taxes & Licenses	450	2,948
Travel	5,102	26,357
Utilities	1,173	416
Total Expenses	577,194	430,380
Net Operating Income	(462,013)	(445,426)
Other Income		
Interest Earned	287	
Pitch Prize		50,000
Total Other Income	287	50,000
Net Other Income	287	50,000
Net Income	(461,725)	(395,426)

The accompanying notes are an integral part of these financial statements.

QOINS TECHNOLOGIES, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For Years Ending December 31, 2019 and 2018
(Unaudited)

	Common Stock		Additional Paid-In Capital	Additional Paid-In Capital - SAFEs	Retained Earnings	Total Stockholders' Equity
	Shares	Par Value				
Balance as of January 1, 2018	8,510,639	$88	$19,912	$10,000	($37,168)	($7,168)
Issuance of common stock	300,000	0	0	0	0	0
Issuance of SAFEs	0	0	0	50,000	0	50,000
Net Income (Loss)	0	0	0	0	(395,426)	(395,426)
Balance as of December 31, 2018	8,810,639	88	19,912	60,000	(432,594)	(352,594)
Issuance of common stock	0	0	0	0	0	0
Net Income (Loss)	0	0	0	0	(461,725)	(461,725)
Balance as of December 31, 2019	8,810,639	$88	$19,912	$60,000	($894,320)	($814,320)

The accompanying notes are an integral part of these financial statements.

QOINS TECHNOLOGIES, INC.
STATEMENTS OF CASH FLOWS
For Years Ending December 31, 2019 and 2018
(Unaudited)

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income(loss)	(461,725)	(395,426)
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES		
Increase (decrease) in:		
Credit card payable	(3,829)	3,829
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(465,554)	(391,597)
CASH FLOWS FROM FINANCING ACTIVITIES		
Advances from Stockholders	0	8,000
Increases in Loans Payables	35,975	0
Increase in Convertible Notes	0	759,400
Increase in SAFEs	0	50,000
Increase in Unsecured Loans	25,000	0
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	60,975	817,400
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(404,580)	425,803
CASH AND CASH EQUIVALENTS –beginning of year	418,635	(7,168)
CASH AND CASH EQUIVALENTS – end of year	14,055	418,635
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the year for interest	10,010	10,631
Cash paid during the year for income taxes	0	0

The accompanying notes are an integral part of these financial statements.

QOINS TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019 AND 2018

NOTE 1 – NATURE OF OPERATIONS

Qoins Technologies, Inc. (which may be referred to as the "Company", "we," "us," or "our") is a Delaware corporation formed on January 4, 2017. The Company is a financial wellness app provider that helps consumers achieve their financial goals by combining financial education and automation. The Company's headquarters are in California. The company began operations in 2017.

Since Inception, the Company has relied on contributions from owners and the issuance of convertible notes to fund its operations. As of December 31, 2019, the Company had an accumulated deficit and will likely incur additional losses prior to generating positive retained earnings. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 8). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 9) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019 and 2018, the Company had $14,055 and $418,635 of cash on hand, respectively.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to thirty-nine years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2019, as there were no fixed assets as of December 31, 2019.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the year ending December 31, 2019 as it incurred a taxable loss. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2019. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2019, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by taking a convenience fee from transactions that customers make and offering financial coaching services. The Company's payments are generally collected upfront. For years ending December 31, 2019 and 2018 the Company recognized $344,471 and $142,664 in revenue, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2019 and 2018 the company had no accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use

software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INCOME TAX PROVISION

The Company has filed its income tax return for the period ended December 31, 2019, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

Since the passage of the Tax Cuts and Jobs Act of 2017 ("TJCA'), net operating losses can be carried forward indefinitely. The Federal net operating loss carryforward as of December 31, 2019 totaled $894,320. Net operating loss carryforwards for state income tax purposes approximate those available for Federal income tax purposes.

NOTE 4 – NOTES PAYABLE AND CONVERTIBLE PROMISSORY NOTES

A summary of notes payable as of December 31, 2019 and 2018 is as follows:

	2019	2018
Loan from National Funding due March 2020 with an interest rate of 114.189%. Payments of $218.75 per weekday for a total 154 payments.	$14,872	$0
Loan from OnDeck due September 2020 with an interest rate of 79.64%. Payments of $679.81 per week for 52 weeks.	21,103	0
Convertible Notes (see below)	759,400	759,400
Subtotal	795,375	759,400
Less current maturities	(795,375)	(0)
Notes Payable – Long-term Portion	$ 0	$ 759,400

In August 2018 the Company issued $760,000 of 7% unsecured convertible notes (the "Notes") due in August 2020. The Notes are due on the Maturity Date with accrued interest if the Notes do not convert prior to the maturity date. The Notes are automatically convertible into common stock on the completion of an equity offering of $1,000,00 or more. The conversion price is the lesser of 80% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $2,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes.

Other loans payable are long-term, non-interest bearing notes to be repaid at such time funds are available, including advances from the founders.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock:

As of December 31, 2019, the Company had authorized 10,000,000 shares of common stock, par value $0.00001. During the period from January 4, 2017 through December 31, 2019, the Company sold a total of 8,810,639 shares of common stock. During August 2017, the Company sold 510,639 shares of common stock for $20,000. The shares vest over 4 years and the unvested shares are subject to a repurchase option. During August 2018, the Company sold 300,000 shares of common stock 3% equity. The shares vest over 4 years and the unvested shares are subject to a repurchase option. As of December 31, 2019, the Company had 8,810,639 shares of common stock issued and outstanding, for a total purchase price of $20,000.

Additional Paid-In Capital – SAFEs

The Company has issued Simple Agreements for Future Equity ("SAFE") totaling $60,000 at various dates between 2017 and 2018. The SAFEs are automatically convertible into SAFE Preferred Stock on the completion of an equity financing of at least $1,000,000 ("Qualified Financing"). The conversion price is the lesser of 80% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $1,000,000 divided by the aggregate number of shares of the Company's capitalization immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. As the conversion and the resulting effect of the discount on the price per share is not calculable until a Qualified Financing event occurs, there is currently no amount recorded related to the discount.

NOTE 6 – STOCK BASED COMPENSATION

The Company has not yet created a stock-based compensation plan.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2017 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Issuance of Convertible Notes

In February 2020 the Company issued $50,000 of 7% unsecured convertible notes (the "Notes") due in February 2022. The Notes are due on the Maturity Date with accrued interest if the Notes do not convert prior to the maturity date. The Notes are automatically convertible into common stock on the completion of an equity offering of $3,000,00 or more. The conversion price is the lesser of 80% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $1,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes.

Notes Payable Settlement and Restructuring

In December 2019, the Company consolidated their debt with OnDeck and National Funding with Creditors Relief. On February 6, 2020, OnDeck renegotiated the debt obligation to $20,000 with monthly payments to be made as follows:

Installments 1 – 4:	$1,000
Installments 5 – 16:	$1,333

On February 28, 2020, the Company renegotiated their debt obligation with National Funding, including interest, to $17,719 with monthly payments to be made as follows:

Installments 1 – 3:	$ 500
Installments 4 – 11:	$1,800
Installment 12:	$1,819

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

COVID 19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Management's Evaluation

Management has evaluated subsequent events through August 6, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Offering Page found on Intermediary's Portal.



Republic

Company Name	Qoins
Logo	
Headline	Pay off debt faster and save money without thinking about it
Hero Image	



Tags	Latinx Founders, Black founders, Apps, B2C, Personal finance, $1M+ raised, Leading VC-backed, Coming soon, Startups

Pitch text	## Summary • Recently awarded 2021 "Forbes 30 under 30 for Social Impact" • 10K+ monthly active customers | $1-2M monthly transaction volume -Aug 2021 • $20M+ paid off in customer debt, as of Aug 2021 • On track to pay off $100M in debt by 2023 • Qoins "Debt Payoff" debit card launching Q4 2021 • 4.8 app review score from 2,000+ reviewers, as of Oct 2021 • $44M initial target market as part of a larger $12.7T market

Problem

Consumer debt & lack of financial literacy is a massive problem

Debt is a problem that plagues 8 out of every 10 Americans. The average American carries $7-$9K in outstanding debt every month. This problem is conflated by poor financial literacy and lack of savings. Even worse, these statistics disproportionately impact minority populations.

THE REALITY

200 million Americans incur some form of revolving debt on any given month and the majority are paying double digit interest

Americans pay over **$3 Billion** every year on late penalties and interest on their credit cards

"You'll get the biggest bang for your buck by paying off your debt first before anything else."
 - **Jean Chatzky**



Source: Federal Reserve Bank

With most consumers having some form of debt, every generation, old or young, is being impacted.

DEMOGRAPHICS IMPACT (BREAKDOWN)



Source: Experian (2020)

Solution

Qoins: combining automation & financial education to pay off your debt faster

Qoins is a leading financial wellness app that makes it easy to pay off debt, without having to think about it. With Qoins, customers can set up their financial goals, automate extra payments towards lenders, and improve their overall credit score through everyday purchases.

A mobile platform where you can achieve your financial goals with the help of automation technology.

1. **Improve Financial Literacy**
2. **Save Money**
3. **Pay Off Debt Faster**
4. **Improve Your Credit Score**



Product

Introducing the app & debit card that pays off your debt faster

With Qoins, start paying off your debt faster than you ever expected. Start by 1) choosing your financial goal 2) selecting how you want to save throughout the month and 3) picking what debts you want to pay off, and we'll take care of the rest. Qoins automatically saves and applies extra payments towards your debt so you don't have to think about it.



Choose Your Financial Goal	Choose Which Type Of Debt	Automate Your Savings	Pay Off Debt Faster WIthout Thinking

Coming soon....

Launching in Q4 of this year: one of the first debit card that pays off your debt through everyday purchases. Now, every time you buy groceries, get gas, or grab lunch, you can have peace of mind knowing you're also automatically saving money and paying off your debts. We'll work with retailers and merchants across the US to help you get cash-back rewards that are directly applied towards paying off your debts faster!

Join the waitlist!

Secure your spot on our debit card waitlist HERE



Security is our top priority. That's why Qoins uses industry-leading bank encryption to link customer accounts. We never store banking information.

Traction

$20M worth of debt paid off and counting...

With over 10K+ monthly active customers, our main focus continues to be around the impact we're able to make for our customers. That's why our north star goals are the total debt paid & saved for our customers.

Debt Paid Off With Qoins Since January 2017

$20 Million

Monthly Active Customers & Payments	Avg. Payment/Savings per Month	Monthly Transactions Volume
10K+	$68	$1M

Through our mission-driven focus, we're also seeing an average **100% yearly annual revenue growth**.

Financial Projections (Actual & Historical)



We've also been featured on **Debt.com, CNNMoney, Nerdwallet, Forbes,** and other premier finance and debt media platforms.



*Above stats as of August 2021

Customers

"A must-have app for those looking to become debt-free"

Qoins' platform helps our users pay off their debt faster, without even thinking about it. Our app has been called a "must-have" and we've received **4.8 stars with over 2,000 reviews**.

works well and you can tell the developers continue to support it. Props to them!

This app is helping us pay off debt with our change and I love it! It's paying off debt quickly! Great app and great customer service!

This app has been amazing. Using the change from my purchases towards my debt is genius. I wouldn't be able to do this on my own.



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iOS User



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Google Play User



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iOS User

In addition to our customers, we are committed to educating the public through Qoins Cares. With these events, we help raise funds to aid underprivileged families pay off debt, teach financial literacy, and empower our communities to take control of their finances. That's why for every $100 we're able to raise in our Republic campaign, we will donate $1 towards paying off someone's debt, up to $10K total!

Qoins Cares Events

Qoins Cares initiative recently partnered with a local non-profit, The Path Project, to find a local family in need of help paying off debt. Through donations, we were able to raise money and present the family with a **$5,000 check to pay off their debt**. We'd like to get to the point where we can do these events quarterly.



Financial Literacy Events

We plan on utilizing our Qoins financial coaches to host free events focused on financial literacy in Metro Atlanta, with a focus on underserved communities. Black and Latino communities are more at risk to not build financial literacy, and as a company with Black and Latino founders we want to be a catalyst to help change that in Atlanta.

Business Model

Multiple subscription tiers

Qoins has 2 subscription tiers at $2.99/month and $4.99/month Since the recent pandemic, we've also begun working with lenders and debt-payment agencies to license our technology for their customers. Based on our current growth and business model, we project that our revenue will be **$3-5M by 2024**.



Along with the launch of the Qoins debit card in Q4, this will open up an additional revenue stream from **interchange fees:** 1-2% of every purchase made with a Qoins card. We believe offering a real-world product will allow us to help get rid of fees to our customers and monetize through merchant networks.

Market

A $12.7T market

Consumer debt is a $12.7T market. Our target customers are millennials, and with our current traction and user base, we expect to reach an initial target market of **$44M.**



Total Addressable Market

$7.2 Billion

Total # Americans with debt (200M x $36)

Serviceable Available Market

$1.9 Billion

Late Millennials & Gen-X (25-44 yrs) with debt (7.2B x 27%)

Serviceable Obtainable Market

$200 Million

Market share opportunity (1.9B x 10%)

This is just the in U.S. We plan on expanding internationally.

Competition

We don't just help you "put money aside"... we help you become debt-free

Unlike our competitors, Qoins has established a niche for itself within the debt relief industry: we focus on improving subprime FICO scores and helping our customers achieve their financial goals through automated accountability and making every purchase an opportunity to pay off your debt.

Savings & Investments



Debt Reduction

Vision

Goal of $100M in customer debt paid off by 2022

By reaching our funding goal, we will continue to grow and capitalize on what makes us relevant and essential for our customers.

This includes rolling out debit cards, micro-loan financing, and savings accounts, among other financial initiatives. This will position us as a fully functional financial operating center for our customers. Our goal is to have erased a total of $100M of debt and engaged with 50K+ total subscribed customers by the end of 2022.

Investors

Over $2M in seed capital raised from prominent investors & advisors

We've been backed by Village Capital, Queen City Fintech, Google for Startups, and Rise of the Rest among other supporters. We are currently raising funds to grow our team, revenue, and expand our product offering (launch of the Qoins debit card)!

  

  

Founders

2021 Forbes 30 under 30 Recipients for Social Impact

Christian & Nate were awarded Forbes 30 under 30 for Social Impact this year. This recognition is not only indicative of the founders' values but also the overall mission of Qoins.

FORBES 30 UNDER 30: SOCIAL IMPACT

Forbes just announced its 2021 honorees for the #Forbesunder30 award. Christian and Nate were selected for the Social Impact award in recognition of Qoins.



Meet the Founders



Christian Zimmerman
Co-founder & CEO

Christian studied business management and graduated from Georgia State University's J. Mack Robinson College of Business. He started as an account management at the Coca-Cola Company, and then lead customer success at Shiftgig, and product marketing at Hirewire.



Nate Washington
Co-founder & CTO

Nate's been a nationally ranked chess player, playing alongside some of the best strategic players in the US. Having worked within finance at Wells Fargo, as well as founding his own previous company, Codeless Academy, Nate leveraged his 5+ yrs of founder experience

Team

	Christian Zimmerman	Founder	Christian, a first-generation Latinx American, started Qoins right after graduating from Georgia State University.
	Nate Washington	CTO	Nate has been a nationally ranked chess player, playing alongside some of the best strategic players in the US. He has also worked at Wells Fargo, as well as founding his own previous company, Codeless Academy.
	Armin Zmajevac	Customer Success Manager	
	Clovis Simo	Back-End Developer	
	Josiah Mihok	Director of Operations	
	Jared Almanza	Customer Success Rep	
	Dino Decespedes	Marketing Manager	

	Andrew Kozlovski	Head of Growth
	Joyce Mehlman	Banking/Compliance Consultant
	Kateryna Chaika	Front-End Developer
	Kateryna Markovych	Business Analyst
	Eugene Kozak	UI/UX Designer

Perks

$100	Qoins Signed Certificate of Investment First Access To The Qoins Debit Card
$500	Qoins Signed Certificate of Investment Early Access to Qoins Card Your name and photo on a dedicated "first 100" page on our website, highlighting that you were one of the first to support Qoins!
$1,000	Qoins Signed Certificate of Investment Early Access to Qoins Card Free custom Qoins T-Shirt Your name and photo on a dedicated "first 100" page on our website, highlighting that you were one of the first to support Qoins!
$5,000	Qoins Signed Certificate of Investment Early Access to Qoins Card Free Custom Qoins Soccer Jersey Your name and photo on a dedicated "first 100" page on our website, highlighting that you were one of the first to support Qoins!
$10,000	Qoins Signed Certificate of Investment Early Access to Qoins Card Access to quarterly monthly investors updates. Free Custom Qoins Soccer Jersey Free custom Qoins T-Shirt Your name and photo on a dedicated "first 100" page on our website, highlighting that you were one of the first to support Qoins!

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

QOINS TECHNOLOGIES, INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2021

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2021 Crowd SAFE holders, "**Investors**") of $_____ (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Qoins Technologies, Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $12,000,000.

See Section 2 for certain additional defined terms.

1.   *Events*

(a)   **Equity Financing**.

(i)   If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the **First Equity Financing Price** (as defined below).

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in

accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(iii)   If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE, as contemplated in this Section 1(a), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert this Crowd Safe to Capital Stock, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or shares of the most recently issued Capital Stock, as contemplated in this Section 1(b), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment contemplated in Section 1(b) that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a non-voting series of Capital Stock that is otherwise identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii)   Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary or its designee as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary or its designee will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

(iii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended)(the "**Exchange Act**"), becomes the "beneficial owner" (as defined in Rule 13d-3 under the

Exchange Act), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.00001 per share, of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the

United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; or (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in

accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it

will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of the Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be

applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c) In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d) Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i) There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii) The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e) The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f) The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any

other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Atlanta, Georgia. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(k)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(l)   In the event the Investor, together with its affiliates, purchases one or more Crowd SAFEs with an aggregate Purchase Amount equal to or exceeding $100,000 (a "**Major Investor**"), the Company shall provide the Investor with at least ten (10) business days prior written notice ("**Notice**") including the price and terms thereof of the First Equity Financing consisting of any new equity securities other than Excluded Securities (such Securities other than Excluded Securities the "**New Securities)**. The Investor shall have the right, upon Notice from the Company, within ten (10) days following receipt of the Notice, whether such Notice is provided before or after the issuance (the "**Exercise Period**"), to elect to subscribe for, at the price and on the terms stated in the Notice, such number of New Securities equal to the product obtained by multiplying the number of New Securities (calculated on an as-converted basis) by a fraction, the numerator of which is the Common Stock (calculated on an as-converted basis) held by the Investor on the date of such Notice (and prior to the issuance) and the denominator of which is the total number of Common Stock (calculated on an as-converted basis) issued and outstanding on the date of such Notice (and prior to the issuance); provided, however, the denominator shall not include shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company. If all or any portion of the New Securities are not subscribed to by the Investor as described above, then the Company may, at its election, during a period of thirty (30) days following the expiration of the Exercise Period, issue the remaining New Securities to other parties at a price and upon terms not more favorable than those stated in such Notice. In the event the Company has not issued the New Securities within such thirty (30) day period, the Company shall not thereafter issue any New Securities without first offering such securities to the Investor in the manner provided in this clause. Failure by the Investor to exercise its option

to subscribe with respect to one offering and issuance of New Securities shall not affect its option to subscribe for equity securities in any subsequent offering and issuance. This clause shall not apply to "**Excluded Securities**" issued by the Company which shall mean (i) securities issued as a dividend or distribution on outstanding securities, (ii) securities issued upon conversion or exercise of outstanding securities, (iii) securities issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the Company's Board of Directors, (iv) securities issued pursuant to the acquisition of another corporation or its assets by the Company, or (v) up to one million dollars ($1,000,000) in securities issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

<p align="center">(Signature page follows)</p>

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

QOINS TECHNOLOGIES, INC.

By:
Name: Christian Zimmerman
Title: Chief Executive Officer
Address: 151 Ted Turner Drive Northwest, Atlanta, GA 30303, United States
Email: support@qoins.io

INVESTOR:

By:
Name:

Exhibit A – CF Shadow Share Proxy


Irrevocable Proxy


Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated [Date of Crowd SAFE] between Qoins Technologies, Inc. a Delaware corporation (the "***Company***") and [Investor Name] ("***Stockholder***"). Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Crowd SAFE. In connection with a conversion of Stockholder's investment in the Crowd SAFE into Capital Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC (the "***Intermediary***") as another holder of Capital Stock of a CF Shadow Series hereby agree as follows:

1) **Grant of Irrevocable Proxy**.

   a) With respect to all of the shares of Capital Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "***Shares***"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.

   b) The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

   c) This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2) **Legend**. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3) **Representations and Warranties**. The Stockholder represents and warrants to the Intermediary as follows:

   a) The Stockholder has all the necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

b) The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) **Equitable Remedies**. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7) **Assignment**.

a) In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **INTERMEDIARY:**

By: By:
Name: Name: Authorized Signatory, OpenDeal Portal
                                                           LLC d/b/a Republic
Date   Date

EXHIBIT D

Video Transcript

- My name is Christian Zimmerman and I'm the co-founder and CEO of Qoins. I started Qoins back in 2017 after I from graduated college. I'm the first one in my family to go to college, as well as a first-generation American. And so like many other people, like I made a lot of mistakes. I took a lot of credit card debt out, took a lot of student loans out. And, you know, I recently got married, bought a house and I really had to take a step back, improve my credit, improve my financial wellness, so that I could make these things happen. You know, I wanted to try to solve a problem for myself first and then found a need for other people that were having the same struggle. And so that's what we built, Qoins. Qoins is a financial wellness platform that helps consumers pay down debt faster. So they don't have to think about it. Changing habits and helping people how to budget is very tough to do. And so what we wanted to do was take that first step, which was automating that process and automating that habit so that you didn't have to think about it.

- Hi, I'm Nate Washington, co-founder and chief technology officer of Qoins. Christian and I have been working together for a few years now. After he came up with the brilliant idea to build a platform that could help people pay off debt, save money faster, without changing their financial habits. We decided to build this platform because we both personally are affected by the issues of the high cost of education, credit card debt, and auto loans. So it was really a no brainer for us to build a platform that would help people solve these issues. Using our app is pretty straightforward. First, connect your checking account, then choose which goal you want to tackle first. You can pay off debt or you can save money, or you can do both at the same time. From there, choose how you want to save. We offer multiple options such as rounding up your purchases, deducting from payroll, our smart savings algorithm, or weekly withdrawals. And if you're paying off debt, you can choose one or multiple accounts to pay off all at the same time. And once you've paid off your debt, you can save money as well. I personally have used this to pay off my car about two years ahead of schedule. It's amazing the amount of impact we've been able to have in just a few short years. We've been able to help tens of thousands of customers pay off over $20 million worth of debt. It's very humbling the amount of emails and positive feedback we get from people about how we've changed their lives and given them financial freedom. And we're really just getting started. As a business we're on track to hit $1 million in annual recurring revenue in 2022.

- We see this as a linear line between paying off debt, which is what we've always been focused on, and our mission is really, truly about, to then unlocking new opportunities to build wealth is what Republic has done. And so with that, we plan on using the funds that we're able to capture with this campaign to continue growing the product, launching our debit card program, and really just building a better financial future for all of our consumers nationwide. So join us on this journey helping millions of Americans achieve financial freedom.

- And check us out at Qoins.com. That's Q-O-I-N-S.com.

EXHIBIT E

Testing the Waters Communications


Republic

Company Name	Qoins
Logo	
Headline	Pay off debt faster and save money without thinking about it
Hero Image	

Tags	Apps, B2B, Personal finance, $1M+ raised, Coming soon

Pitch text

Summary

- 10k+ monthly active customers | $1-2M monthly transaction volume
- $20M+ paid off in customer debt | On track to pay $100M in debt by 2023
- Qoins "Debt Payoff" debit card launching Q4 of this year (2021)
- 4.8 app review score from 2,000+ reviewers
- Projected $10M revenue by 2022
- $44M initial target market as part of a larger $12.7T market

Problem

Consumer debt & lack of financial literacy is a massive problem

Debt is a problem that plagues 8 out of every 10 Americans. The average American carries $7-$9k in outstanding debt every month. This problem is conflated by poor financial literacy and lack of savings. Even worse, these statistics disproportionately impact minority populations.

THE REALITY

200 million Americans incur some form of revolving debt on any given month and the majority are paying double digit interest

Americans pay over **$3 Billion** every year on late penalties and interest on their credit cards

"You'll get the biggest bang for your buck by paying off your debt first before anything else."
- **Jean Chatzky**



Avg Interest Rate

Source: Federal Reserve Bank

With most consumers having some form of debt, every generation, old or young, is being impacted.

DEMOGRAPHICS IMPACT (BREAKDOWN)



Source: Experian (2019)

Solution

Qoins: combining automation & financial education to pay off your debt faster

Qoins is a leading financial wellness app that makes it easy to pay off debt, without having to think about it. With Qoins, customers can set up their financial goals, automate extra payments towards lenders, and improve their overall credit score through everyday purchases.

A mobile platform where you can achieve your financial goals with the help of automation technology.

1. **Improve Financial Literacy**
2. **Save Money**
3. **Pay Off Debt Faster**
4. **Improve Your Credit Score**



Product

Introducing the app & debit card that pays off your debt faster

With Qoins, start paying off your debt faster than you ever expected. Start by 1) choosing your financial goal 2) selecting how you want to save throughout the month and 3) picking what debts you want to pay off, and we'll take care of the rest. Qoins automatically saves and applies extra payments towards your debt so you don't have to think about it.



Choose Your Financial Goal	Choose Which Type Of Debt	Automate Your Savings	Pay Off Debt Faster WIthout Thinking

Coming soon....

Launching in Q4 of this year, one of the first debit card that pays off your debt through everyday purchases. Now every time you buy groceries, get gas, or grab lunch, you can have peace of mind knowing you're also automatically saving money and paying off your debts. We'll work with retailers and merchants across the US to help you get cash-back rewards that are directly applied towards paying off your debts faster!

Join the waitlist!

Secure your spot on our debit card waitlist HERE



Security is our top priority. That's why Qoins uses industry-leading bank encryption to link customer accounts. We never store banking information, and every user's information is safe.

Traction

$20M worth of debt paid off and counting...

With over 10K+ monthly active customers, our main focus continues to be around the impact we're able to make for our customers. That's why our north star goals are the total debt paid & saved for our customers.

Debt Paid Off With Qoins Since January 2017

$20 Million

Monthly Active Customers & Payments

Avg. Payment/Savings per Month

Monthly Transactions Volume

10K+

$68

$1M

Through our mission-driven focus, we're also seeing an average **100% yearly annual revenue growth**.

PROJECTIONS



We've also been featured on **Debt.com, CNNMoney, Nerdwallet, Forbes,** and other premier finance and debt media platforms.



Customers

"A must-have app for those looking to become debt-free"

Qoins's platform helps our users pay off their debt faster, without even thinking about it. Our app has been called a "must-have" and we've received **4.8 stars with over 2,000 reviews**.

works well and you can tell the developers continue to support it. Props to them!	This app is helping us pay off debt with our change and I love it! It's paying off debt quickly! Great app and great customer service!	This app has been amazing. Using the change from my purchases towards my debt is genius. I wouldn't be able to do this on my own.
 **_Gfffgfsrgv_** iOS User	 **aforsyth4** Google Play User	 **RunnerInProgress** iOS User

In addition to our customers, we are committed to educating the public through Qoins Cares. With these events, we help raise funds to aid underprivileged families pay off debt, teach financial literacy, and empower our communities to take control of their finances. That's why for every $100 we're able to raise we will donate $1 towards paying off someone's debt, up to $10K!

Qoins Cares Events

Qoins Cares initiative recently partnered with a local non-profit, The Path Project, to find a local family in need of help paying off debt. Through donations, we were able to raise money and present the family with a **$5,000 check to pay off their debt**. We'd like to get to the point where we can do these events quarterly.



Financial Literacy Events

We plan on utilizing our Qoins financial coaches to host free events focused on financial literacy in Metro Atlanta, with a focus on underserved communities. Black and Latino communities are more at risk to not build financial literacy, and as a company with Black and Latino founders we want to be a catalyst to help change that in Atlanta.

Multiple subscription tiers

Qoins has 2 subscription tiers at $2.99/month and $4.99/month Since the recent pandemic, we've also begun working with lenders and debt-payment agencies to license our technology for their customers. Based on our current growth and business model, we project that our revenue will be **$3-5M by 2023**.



Along with the launch of the Qoins debit card in Q4, this will open up an additional revenue stream from **interchange fees:** 1-2% of every purchase made with a Qoins card. We believe offering a real-world product will allow us to help get rid of fees to our customers and monetize through merchant networks.

Market

A $12.7T market

Consumer debt is a $12.7T market. Our target customers are millennials, and with our current traction and user base, we expect to reach an initial target market of **$44M.**



Competition

We don't just help you "put money aside"... we help you become debt-free

Unlike our competitors, Qoins has established a niche for itself within the debt relief industry: we focus on improving subprime FICO scores and helping our customers achieve their financial goals through automated accountability and making every purchase an opportunity to pay off your debt.

**Savings &
Investments**



**Debt
Reduction**

Vision

$100M in customer debt paid off by 2022

By reaching our funding goal, we will continue to grow and capitalize on what makes us relevant and essential for our customers.

This includes rolling out debit cards, micro-loan financing, and savings accounts, among other financial initiatives. This will position us as a fully functional financial operating center for our customers. Our goal is to have erased $100M of debt and engaged with 50K+ subscribed customers by the end of 2022.

Investors

Over $2M in seed capital raised from prominent investors & advisors

We've been backed by Village Capital, Queen City Fintech, Google for Startups, and Rise of the Rest among other supporters. We are currently raising funds to grow our team, increase our product offering (launch of Qoins debit card), and generate $1.2M+ in ARR by next year.













Founders

2021 Forbes 30 under 30 Recipients for Social Impact

Christian & Nate were awarded Forbes 30 under 30 for Social Impact this year. This recognition is not only indicative of the founders' values but also the overall mission of Qoins.

FORBES 30 UNDER 30: SOCIAL IMPACT



Forbes just announced its 2021
honorees for the #Forbesunder30
award. Christian and Nate were
selected for the Social Impact
award in recognition of Qoins.

Meet the Founders



Christian Zimmerman
Co-founder & CEO

Christian studied business
management and graduated from
Georgia State University's J. Mack
Robinson College of Business. He
started as an account management
at the Coca-Cola Company, and then
lead customer success at Shiftgig,
and product marketing at Hirewire.



Nate Washington
Co-founder & CTO

Nate's been a nationally ranked chess
player, playing alongside some of the
best strategic players in the US.
Having worked within finance at
Wells Fargo, as well as founding his
own previous company, Codeless
Academy, Nate leveraged his 5+ yrs of
founder experience

Team

	Christian Zimmerman	Founder	Christian, a first-generation Latinx American, started Qoins right after graduating from Georgia State University.
	Nate Washington	CTO	Nate has been a nationally ranked chess player, playing alongside some of the best strategic players in the US. He has also worked at Wells Fargo, as well as founding his own previous company, Codeless Academy.
	Armin Zmajevac	Customer Success Manager	
	Clovis Simo	Back-End Developer	
	Josiah Mihok	Director of Operations	
	Jared Almanza	Customer Success Rep	
	Dino Decespedes	Marketing Manager	
	Andrew Kozlovski	Head of Growth	
	Joyce Mehlman	Chief Compliance Officer	
	Kateryna Chaika	Front-End Developer	
	Kateryna Markovych	Business Analyst	
	Eugene Kozak	UI/UX Designer	

Perks

$100	Qoins Signed Certificate of Investment First Access To The Qoins Debit Card
$500	Qoins Signed Certificate of Investment Early Access to Qoins Card Your name and photo on a dedicated "first 100" page on our website, highlighting that you were one of the first to support Qoins!
$1,000	Qoins Signed Certificate of Investment Early Access to Qoins Card Free custom Qoins T-Shirt Your name and photo on a dedicated "first 100" page on our website, highlighting that you were one of the first to support Qoins!
$5,000	Qoins Signed Certificate of Investment Early Access to Qoins Card Free Custom Qoins Soccer Jersey Your name and photo on a dedicated "first 100" page on our website, highlighting that you were one of the first to support Qoins!
$10,000	Qoins Signed Certificate of Investment Early Access to Qoins Card Access to quarterly monthly investors updates. Free Custom Qoins Soccer Jersey Free custom Qoins T-Shirt Your name and photo on a dedicated "first 100" page on our website, highlighting that you were one of the first to support Qoins!

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.



Republic

Company Name	Qoins
Logo	



Headline	Pay off debt faster and save money without thinking about it

Hero Image	

Tags	Apps, B2B, Personal finance, $1M+ raised, Coming soon

Pitch text	

Summary

- 10k+ monthly active customers | $1-2M monthly transaction volume
- $20M+ paid off in customer debt | On track to pay $100M in debt by 2023
- Qoins "Debt Payoff" debit card launching Q4 of this year (2021)
- 4.8 app review score from 2,000+ reviewers
- Projected $10M revenue by 2022
- $44M initial target market as part of a larger $12.7T market

Problem

Consumer debt & lack of financial literacy is a massive problem

Debt is a problem that plagues 8 out of every 10 Americans. The average American carries $7-$9k in outstanding debt every month. This problem is conflated by poor financial literacy and lack of savings. Even worse, these statistics disproportionately impact minority populations.

THE REALITY

200 million Americans incur some form of revolving debt on any given month and the majority are paying double digit interest

Americans pay over **$3 Billion** every year on late penalties and interest on their credit cards

"You'll get the biggest bang for your buck by paying off your debt first before anything else." - **Jean Chatzky**



17.8%

.35%

Avg Interest Rate

With most consumers having some form of debt, every generation, old or young, is being impacted.

DEMOGRAPHICS IMPACT (BREAKDOWN)



Total Debt Change by Generation

(+10%)
$135,841 (2019)

(-7.5%)
$96,984 (2019)

(+58%)
$78,396 (2019)

(-7.7%)
$40,925 (2019)

(+22%)
$9,593 (2019)

Gen-Z   Millennial   Gen-X   Baby Boomers   Silent Generation

Avg. Consumer Debt & Income

$90,460

$50,413

Income   Debt

Solution

Qoins: combining automation & financial education to pay off your debt faster

Qoins is a leading financial wellness app that makes it easy to pay off debt, without having to think about it. With Qoins, customers can set up their financial goals, automate extra payments towards lenders, and improve their overall credit score through everyday purchases.

A mobile platform where you can achieve your financial goals with the help of automation technology.

1. **Improve Financial Literacy**
2. **Save Money**
3. **Pay Off Debt Faster**
4. **Improve Your Credit Score**



Product

Introducing the app & debit card that pays off your debt faster

With Qoins, start paying off your debt faster than you ever expected. Start by 1) choosing your financial goal 2) selecting how you want to save throughout the month and 3) picking what debts you want to pay off, and we'll take care of the rest. Qoins automatically saves and applies extra payments towards your debt so you don't have to think about it.

| Choose Your Financial Goal | Choose Which Type Of Debt | Automate Your Savings | Pay Off Debt Faster WIthout Thinking |



Coming soon....

Launching in Q4 of this year, one of the first debit card that pays off your debt through everyday purchases. Now every time you buy groceries, get gas, or grab lunch, you can have peace of mind knowing you're also automatically saving money and paying off your debts. We'll work with retailers and merchants across the US to help you get cash-back rewards that are directly applied towards paying off your debts faster!

Join the waitlist!

Secure your spot on our debit card waitlist HERE



Security is our top priority. That's why Qoins uses industry-leading bank encryption to link customer accounts. We never store banking information, and every user's information is safe.

Traction

$20M worth of debt paid off and counting...

With over 10K+ monthly active customers, our main focus continues to be around the impact we're able to make for our customers. That's why our north star goals are the total debt paid & saved for our customers.

Debt Paid Off With Qoins Since January 2017

$20 Million

Monthly Active Customers & Payments	Avg. Payment/Savings per Month	Monthly Transactions Volume
10K+	**$68**	**$1M**

Through our mission-driven focus, we're also seeing an average **100% yearly annual revenue growth**.

PROJECTIONS



We've also been featured on **Debt.com, CNNMoney, Nerdwallet, Forbes,** and other premier finance and debt media platforms.



Customers

"A must-have app for those looking to become debt-free"

Qoins's platform helps our users pay off their debt faster, without even thinking about it. Our app has been called a "must-have" and we've received **4.8 stars with over 2,000 reviews**.

works well and you can tell the developers continue to support it. Props to them!


Gfffgfsrgv
iOS User

This app is helping us pay off debt with our change and I love it! It's paying off debt quickly! Great app and great customer service!


aforsyth4
Google Play User

This app has been amazing. Using the change from my purchases towards my debt is genius. I wouldn't be able to do this on my own.


RunnerInProgress
iOS User

In addition to our customers, we are committed to educating the public through Qoins Cares. With these events, we help raise funds to aid underprivileged families pay off debt, teach financial literacy, and empower our communities to take control of their finances. That's why for every $100 we're able to raise we will donate $1 towards paying off someone's debt, up to $10K!

Qoins Cares Events

Qoins Cares initiative recently partnered with a local non-profit, The Path Project, to find a local family in need of help paying off debt. Through donations, we were able to raise money and present the family with a **$5,000 check to pay off their debt**. We'd like to get to the point where we can do these events quarterly.



Financial Literacy Events

We plan on utilizing our Qoins financial coaches to host free events focused on financial literacy in Metro Atlanta, with a focus on underserved communities. Black and Latino communities are more at risk to not build financial literacy, and as a company with Black and Latino founders we want to be a catalyst to help change that in Atlanta.

Business Model

Multiple subscription tiers

Qoins has 2 subscription tiers at $2.99/month and $4.99/month Since the recent pandemic, we've also begun working with lenders and debt-payment agencies to license our technology for their customers. Based on our current growth and business model, we project that our revenue will be **$3-5M by 2023**.



Along with the launch of the Qoins debit card in Q4, this will open up an additional revenue stream from **interchange fees:** 1-2% of every purchase made with a Qoins card. We believe offering a real-world product will allow us to help get rid of fees to our customers and monetize through merchant networks.

Market

A $12.7T market

Consumer debt is a $12.7T market. Our target customers are millennials, and with our current traction and user base, we expect to reach an initial target market of **$44M.**



Competition

We don't just help you "put money aside"... we help you become debt-free

Unlike our competitors, Qoins has established a niche for itself within the debt relief industry: we focus on improving subprime FICO scores and helping our customers achieve their financial goals through automated accountability and making every purchase an opportunity to pay off your debt.

**Savings &
Investments**



**Debt
Reduction**

Vision

$100M in customer debt paid off by 2022

By reaching our funding goal, we will continue to grow and capitalize on what makes us relevant and essential for our customers.

This includes rolling out debit cards, micro-loan financing, and savings accounts, among other financial initiatives. This will position us as a fully functional financial operating center for our customers. Our goal is to have erased $100M of debt and engaged with 50K+ subscribed customers by the end of 2022.

Investors

Over $2M in seed capital raised from prominent investors & advisors

We've been backed by Village Capital, Queen City Fintech, Google for Startups, and Rise of the Rest among other supporters. We are currently raising funds to grow our team, increase our product offering (launch of Qoins debit card), and generate $2.3M+ in ARR by the end of 2022.

  

  

Founders

2021 Forbes 30 under 30 Recipients for Social Impact

Christian & Nate were awarded Forbes 30 under 30 for Social Impact this year. This recognition is not only indicative of the founders' values but also the overall mission of Qoins.

FORBES 30 UNDER 30: SOCIAL IMPACT



Forbes just announced its 2021 honorees for the #Forbesunder30 award. Christian and Nate were selected for the Social Impact award in recognition of Qoins.

Meet the Founders



Christian Zimmerman
Co-founder & CEO

Christian studied business management and graduated from Georgia State University's J. Mack Robinson College of Business. He started as an account management at the Coca-Cola Company, and then lead customer success at Shiftgig, and product marketing at Hirewire.



Nate Washington
Co-founder & CTO

Nate's been a nationally ranked chess player, playing alongside some of the best strategic players in the US. Having worked within finance at Wells Fargo, as well as founding his own previous company, Codeless Academy, Nate leveraged his 5+ yrs of founder experience

Team

	Christian Zimmerman	Founder	Christian, a first-generation Latinx American, started Qoins right after graduating from Georgia State University.
	Nate Washington	CTO	Nate has been a nationally ranked chess player, playing alongside some of the best strategic players in the US. He has also worked at Wells Fargo, as well as founding his own previous company, Codeless Academy.
	Armin Zmajevac	Customer Success Manager	
	Clovis Simo	Back-End Developer	
	Josiah Mihok	Director of Operations	
	Jared Almanza	Customer Success Rep	
	Dino Decespedes	Marketing Manager	
	Andrew Kozlovski	Head of Growth	
	Joyce Mehlman	Banking/Compliance Consultant	
	Kateryna Chaika	Front-End Developer	
	Kateryna Markovych	Business Analyst	
	Eugene Kozak	UI/UX Designer	

Perks

$100	Qoins Signed Certificate of Investment First Access To The Qoins Debit Card
$500	Qoins Signed Certificate of Investment Early Access to Qoins Card Your name and photo on a dedicated "first 100" page on our website, highlighting that you were one of the first to support Qoins!
$1,000	Qoins Signed Certificate of Investment Early Access to Qoins Card Free custom Qoins T-Shirt Your name and photo on a dedicated "first 100" page on our website, highlighting that you were one of the first to support Qoins!
$5,000	Qoins Signed Certificate of Investment Early Access to Qoins Card Free Custom Qoins Soccer Jersey Your name and photo on a dedicated "first 100" page on our website, highlighting that you were one of the first to support Qoins!
$10,000	Qoins Signed Certificate of Investment Early Access to Qoins Card Access to quarterly monthly investors updates. Free Custom Qoins Soccer Jersey Free custom Qoins T-Shirt Your name and photo on a dedicated "first 100" page on our website, highlighting that you were one of the first to support Qoins!

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.


Company Name	Qoins

Logo	Q

Headline	Pay off debt faster and save money without thinking about it

Hero Image	

Tags	Apps, B2B, Personal finance, $1M+ raised, Coming soon

Pitch text	

Summary

- 10k+ monthly active customers | $1-2M monthly transaction volume
- $20M+ paid off in customer debt | On track to pay $100M in debt by 2023
- Qoins "Debt Payoff" debit card launching Q4 of this year (2021)
- 4.8 app review score from 2,000+ reviewers
- $44M initial target market as part of a larger $12.7T market

Problem

Consumer debt & lack of financial literacy is a massive problem

Debt is a problem that plagues 8 out of every 10 Americans. The average American carries $7-$9k in outstanding debt every month. This problem is conflated by poor financial literacy and lack of savings. Even worse, these statistics disproportionately impact minority populations.

THE REALITY

200 million Americans incur some form of revolving debt on any given month and the majority are paying double digit interest

Americans pay over **$3 Billion** every year on late penalties and interest on their credit cards

"You'll get the biggest bang for your buck by paying off your debt first before anything else." - **Jean Chatzky**



17.8%

.35%

Avg Interest Rate

With most consumers having some form of debt, every generation, old or young, is being impacted.

DEMOGRAPHICS IMPACT (BREAKDOWN)



Total Debt Change by Generation

(+22%)
$9,593 (2019)
Gen-Z

(+58%)
$78,396 (2019)
Millennial

(+10%)
$135,841 (2019)
Gen-X

(-7.5%)
$96,984 (2019)
Baby Boomers

(-7.7%)
$40,925 (2019)
Silent Generation

Avg. Consumer Debt & Income

$50,413
Income

$90,460
Debt

Solution

Qoins: combining automation & financial education to pay off your debt faster

Qoins is a leading financial wellness app that makes it easy to pay off debt, without having to think about it. With Qoins, customers can set up their financial goals, automate extra payments towards lenders, and improve their overall credit score through everyday purchases.

A mobile platform where you can achieve your financial goals with the help of automation technology.

1. **Improve Financial Literacy**
2. **Save Money**
3. **Pay Off Debt Faster**
4. **Improve Your Credit Score**



Product

Introducing the app & debit card that pays off your debt faster

With Qoins, start paying off your debt faster than you ever expected. Start by 1) choosing your financial goal 2) selecting how you want to save throughout the month and 3) picking what debts you want to pay off, and we'll take care of the rest. Qoins automatically saves and applies extra payments towards your debt so you don't have to think about it.



Choose Your Financial Goal	Choose Which Type Of Debt	Automate Your Savings	Pay Off Debt Faster WIthout Thinking

Coming soon....

Launching in Q4 of this year, one of the first debit card that pays off your debt through everyday purchases. Now every time you buy groceries, get gas, or grab lunch, you can have peace of mind knowing you're also automatically saving money and paying off your debts. We'll work with retailers and merchants across the US to help you get cash-back rewards that are directly applied towards paying off your debts faster!

Join the waitlist!

Secure your spot on our debit card waitlist HERE



Security is our top priority. That's why Qoins uses industry-leading bank encryption to link customer accounts. We never store banking information, and every user's information is safe.

Traction

$20M worth of debt paid off and counting...

With over 10K+ monthly active customers, our main focus continues to be around the impact we're able to make for our customers. That's why our north star goals are the total debt paid & saved for our customers.

Debt Paid Off With Qoins Since January 2017

$20 Million

Monthly Active Customers & Payments	Avg. Payment/Savings per Month	Monthly Transactions Volume
10K+	**$68**	**$1M**

Through our mission-driven focus, we're also seeing an average **100% yearly annual revenue growth**.

Financial Projections (Actual & Historical)



We've also been featured on **Debt.com, CNNMoney, Nerdwallet, Forbes,** and other premier finance and debt media platforms.



Customers

"A must-have app for those looking to become debt-free"

Qoins's platform helps our users pay off their debt faster, without even thinking about it. Our app has been called a "must-have" and we've received **4.8 stars with over 2,000 reviews**.

works well and you can tell the developers continue to support it. Props to them!

This app is helping us pay off debt with our change and I love it! It's paying off debt quickly! Great app and great customer service!

This app has been amazing. Using the change from my purchases towards my debt is genius. I wouldn't be able to do this on my own.

Gfffgfsrgv
iOS User

aforsyth4
Google Play User

RunnerInProgress
iOS User

In addition to our customers, we are committed to educating the public through Qoins Cares. With these events, we help raise funds to aid underprivileged families pay off debt, teach financial literacy, and empower our communities to take control of their finances. That's why for every $100 we're able to raise we will donate $1 towards paying off someone's debt, up to $10K!

Qoins Cares Events

Qoins Cares initiative recently partnered with a local non-profit, The Path Project, to find a local family in need of help paying off debt. Through donations, we were able to raise money and present the family with a **$5,000 check to pay off their debt**. We'd like to get to the point where we can do these events quarterly.



Financial Literacy Events

We plan on utilizing our Qoins financial coaches to host free events focused on financial literacy in Metro Atlanta, with a focus on underserved communities. Black and Latino communities are more at risk to not build financial literacy, and as a company with Black and Latino founders we want to be a catalyst to help change that in Atlanta.

Business Model

Multiple subscription tiers

Qoins has 2 subscription tiers at $2.99/month and $4.99/month Since the recent pandemic, we've also begun working with lenders and debt-payment agencies to license our technology for their customers. Based on our current growth and business model, we project that our revenue will be **$3-5M by 2024**.



Along with the launch of the Qoins debit card in Q4, this will open up an additional revenue stream from **interchange fees:** 1-2% of every purchase made with a Qoins card. We believe offering a real-world product will allow us to help get rid of fees to our customers and monetize through merchant networks.

Market

A $12.7T market

Consumer debt is a $12.7T market. Our target customers are millennials, and with our current traction and user base, we expect to reach an initial target market of **$44M.**



Total Addressable Market

$7.2 Billion

Total # Americans with debt
(200M x $36)

Serviceable Available Market

$1.9 Billion

Late Millennials & Gen-X (25-44 yrs) with debt
(7.2B x 27%)

Serviceable Obtainable Market

$200 Million

Market share opportunity
(1.9B x 10%)

This is just the in U.S. We plan on expanding internationally.

Competition

We don't just help you "put money aside"... we help you become debt-free

Unlike our competitors, Qoins has established a niche for itself within the debt relief industry: we focus on improving subprime FICO scores and helping our customers achieve their financial goals through automated accountability and making every purchase an opportunity to pay off your debt.



Savings & Investments

Debt Reduction

Vision

$100M in customer debt paid off by 2022

By reaching our funding goal, we will continue to grow and capitalize on what makes us relevant and essential for our customers.

This includes rolling out debit cards, micro-loan financing, and savings accounts, among other financial initiatives. This will position us as a fully functional financial operating center for our customers. Our goal is to have erased $100M of debt and engaged with 50K+ subscribed customers by the end of 2022.

Investors

Over $2M in seed capital raised from prominent investors & advisors

We've been backed by Village Capital, Queen City Fintech, Google for Startups, and Rise of the Rest among other supporters. We are currently raising funds to grow our team, increase our product offering (launch of Qoins debit card), and generate $2.3M+ in ARR by the end of 2022.













Founders

2021 Forbes 30 under 30 Recipients for Social Impact

Christian & Nate were awarded Forbes 30 under 30 for Social Impact this year. This recognition is not only indicative of the founders' values but also the overall mission of Qoins.

FORBES 30 UNDER 30: SOCIAL IMPACT



Forbes just announced its 2021 honorees for the #Forbesunder30 award. Christian and Nate were selected for the Social Impact award in recognition of Qoins.

Meet the Founders



Christian Zimmerman
Co-founder & CEO

Christian studied business management and graduated from Georgia State University's J. Mack Robinson College of Business. He started as an account management at the Coca-Cola Company, and then lead customer success at Shiftgig, and product marketing at Hirewire.



Nate Washington
Co-founder & CTO

Nate's been a nationally ranked chess player, playing alongside some of the best strategic players in the US. Having worked within finance at Wells Fargo, as well as founding his own previous company, Codeless Academy, Nate leveraged his 5+ yrs of founder experience

Team

	Christian Zimmerman	Founder	Christian, a first-generation Latinx American, started Qoins right after graduating from Georgia State University.
	Nate Washington	CTO	Nate has been a nationally ranked chess player, playing alongside some of the best strategic players in the US. He has also worked at Wells Fargo, as well as founding his own previous company, Codeless Academy.
	Armin Zmajevac	Customer Success Manager	
	Clovis Simo	Back-End Developer	
	Josiah Mihok	Director of Operations	
	Jared Almanza	Customer Success Rep	
	Dino Decespedes	Marketing Manager	
	Andrew Kozlovski	Head of Growth	
	Joyce Mehlman	Banking/Compliance Consultant	
	Kateryna Chaika	Front-End Developer	
	Kateryna Markovych	Business Analyst	
	Eugene Kozak	UI/UX Designer	

Perks

$100	Qoins Signed Certificate of Investment First Access To The Qoins Debit Card
$500	Qoins Signed Certificate of Investment Early Access to Qoins Card Your name and photo on a dedicated "first 100" page on our website, highlighting that you were one of the first to support Qoins!
$1,000	Qoins Signed Certificate of Investment Early Access to Qoins Card Free custom Qoins T-Shirt Your name and photo on a dedicated "first 100" page on our website, highlighting that you were one of the first to support Qoins!
$5,000	Qoins Signed Certificate of Investment Early Access to Qoins Card Free Custom Qoins Soccer Jersey Your name and photo on a dedicated "first 100" page on our website, highlighting that you were one of the first to support Qoins!
$10,000	Qoins Signed Certificate of Investment Early Access to Qoins Card Access to quarterly monthly investors updates. Free Custom Qoins Soccer Jersey Free custom Qoins T-Shirt Your name and photo on a dedicated "first 100" page on our website, highlighting that you were one of the first to support Qoins!

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.



Company Name	Qoins

Logo	

Headline	Pay off debt faster and save money without thinking about it

Hero Image	

Tags	Apps, B2B, Personal finance, $1M+ raised, Coming soon

Pitch text

Summary

- 10k+ monthly active customers | $1-2M monthly transaction volume
- $20M+ paid off in customer debt | On track to pay $100M in debt by 2023
- Qoins "Debt Payoff" debit card launching Q4 of this year (2021)
- 4.8 app review score from 2,000+ reviewers
- $44M initial target market as part of a larger $12.7T market

Problem

Consumer debt & lack of financial literacy is a massive problem

Debt is a problem that plagues 8 out of every 10 Americans. The average American carries $7-$9k in outstanding debt every month. This problem is conflated by poor financial literacy and lack of savings. Even worse, these statistics disproportionately impact minority populations.

THE REALITY

200 million Americans incur some form of revolving debt on any given month and the majority are paying double digit interest

Americans pay over **$3 Billion** every year on late penalties and interest on their credit cards

"You'll get the biggest bang for your buck by paying off your debt first before anything else." - **Jean Chatzky**



17.8%

.35%

Avg Interest Rate

Source: Federal Reserve Bank

With most consumers having some form of debt, every generation, old or young, is being impacted.

DEMOGRAPHICS IMPACT (BREAKDOWN)



Total Debt Change by Generation

(+22%) $9,593 (2019) — Gen-Z
(+58%) $78,396 (2019) — Millennial
(+10%) $135,841 (2019) — Gen-X
(-7.5%) $96,984 (2019) — Baby Boomers
(-7.7%) $40,925 (2019) — Silent Generation

Avg. Consumer Debt & Income

$50,413 — Income
$90,460 — Debt

Source: Experian (2019)

Solution

Qoins: combining automation & financial education to pay off your debt faster

Qoins is a leading financial wellness app that makes it easy to pay off debt, without having to think about it. With Qoins, customers can set up their financial goals, automate extra payments towards lenders, and improve their overall credit score through everyday purchases.

A mobile platform where you can achieve your financial goals with the help of automation technology.

1. **Improve Financial Literacy**
2. **Save Money**
3. **Pay Off Debt Faster**
4. **Improve Your Credit Score**



Product

Introducing the app & debit card that pays off your debt faster

With Qoins, start paying off your debt faster than you ever expected. Start by 1) choosing your financial goal 2) selecting how you want to save throughout the month and 3) picking what debts you want to pay off, and we'll take care of the rest. Qoins automatically saves and applies extra payments towards your debt so you don't have to think about it.

Choose Your Financial Goal	Choose Which Type Of Debt	Automate Your Savings	Pay Off Debt Faster WIthout Thinking



Coming soon....

Launching in Q4 of this year, one of the first debit card that pays off your debt through everyday purchases. Now every time you buy groceries, get gas, or grab lunch, you can have peace of mind knowing you're also automatically saving money and paying off your debts. We'll work with retailers and merchants across the US to help you get cash-back rewards that are directly applied towards paying off your debts faster!

Join the waitlist!

Secure your spot on our debit card waitlist HERE



Security is our top priority. That's why Qoins uses industry-leading bank encryption to link customer accounts. We never store banking information, and every user's information is safe.

Traction

$20M worth of debt paid off and counting...

With over 10K+ monthly active customers, our main focus continues to be around the impact we're able to make for our customers. That's why our north star goals are the total debt paid & saved for our customers.

Debt Paid Off With Qoins Since January 2017

$20 Million

Monthly Active Customers & Payments	Avg. Payment/Savings per Month	Monthly Transactions Volume
10K+	**$68**	**$1M**

Through our mission-driven focus, we're also seeing an average **100% yearly annual revenue growth**.

Financial Projections (Actual & Historical)



We've also been featured on **Debt.com, CNNMoney, Nerdwallet, Forbes,** and other premier finance and debt media platforms.



Customers

"A must-have app for those looking to become debt-free"

Qoins's platform helps our users pay off their debt faster, without even thinking about it. Our app has been called a "must-have" and we've received **4.8 stars with over 2,000 reviews**.

works well and you can tell the developers continue to support it. Props to them!

This app is helping us pay off debt with our change and I love it! It's paying off debt quickly! Great app and great customer service!

This app has been amazing. Using the change from my purchases towards my debt is genius. I wouldn't be able to do this on my own.


Gfffgfsrgv
iOS User


aforsyth4
Google Play User


RunnerInProgress
iOS User

In addition to our customers, we are committed to educating the public through Qoins Cares. With these events, we help raise funds to aid underprivileged families pay off debt, teach financial literacy, and empower our communities to take control of their finances. That's why for every $100 we're able to raise we will donate $1 towards paying off someone's debt, up to $10K!

Qoins Cares Events

Qoins Cares initiative recently partnered with a local non-profit, The Path Project, to find a local family in need of help paying off debt. Through donations, we were able to raise money and present the family with a **$5,000 check to pay off their debt**. We'd like to get to the point where we can do these events quarterly.



Financial Literacy Events

We plan on utilizing our Qoins financial coaches to host free events focused on financial literacy in Metro Atlanta, with a focus on underserved communities. Black and Latino communities are more at risk to not build financial literacy, and as a company with Black and Latino founders we want to be a catalyst to help change that in Atlanta.

Business Model

Multiple subscription tiers

Qoins has 2 subscription tiers at $2.99/month and $4.99/month Since the recent pandemic, we've also begun working with lenders and debt-payment agencies to license our technology for their customers. Based on our current growth and business model, we project that our revenue will be **$3-5M by 2024**.



Along with the launch of the Qoins debit card in Q4, this will open up an additional revenue stream from **interchange fees:** 1-2% of every purchase made with a Qoins card. We believe offering a real-world product will allow us to help get rid of fees to our customers and monetize through merchant networks.

Market

A $12.7T market

Consumer debt is a $12.7T market. Our target customers are millennials, and with our current traction and user base, we expect to reach an initial target market of **$44M.**



Total Addressable Market

$7.2 Billion

Total # Americans with debt (200M x $36)

Serviceable Available Market

$1.9 Billion

Late Millennials & Gen-X (25-44 yrs) with debt (7.2B x 27%)

Serviceable Obtainable Market

$200 Million

Market share opportunity (1.9B x 10%)

This is just the in U.S. We plan on expanding internationally.

Competition

We don't just help you "put money aside"... we help you become debt-free

Unlike our competitors, Qoins has established a niche for itself within the debt relief industry: we focus on improving subprime FICO scores and helping our customers achieve their financial goals through automated accountability and making every purchase an opportunity to pay off your debt.

**Savings &
Investments**



**Debt
Reduction**

Vision

$100M in customer debt paid off by 2022

By reaching our funding goal, we will continue to grow and capitalize on what makes us relevant and essential for our customers.

This includes rolling out debit cards, micro-loan financing, and savings accounts, among other financial initiatives. This will position us as a fully functional financial operating center for our customers. Our goal is to have erased $100M of debt and engaged with 50K+ subscribed customers by the end of 2022.

Investors

Over $2M in seed capital raised from prominent investors & advisors

We've been backed by Village Capital, Queen City Fintech, Google for Startups, and Rise of the Rest among other supporters. We are currently raising funds to grow our team, revenue, and expand our product offering (launch of the Qoins debit card)!

  

  

Founders

2021 Forbes 30 under 30 Recipients for Social Impact

Christian & Nate were awarded Forbes 30 under 30 for Social Impact this year. This recognition is not only indicative of the founders' values but also the overall mission of Qoins.

FORBES 30 UNDER 30: SOCIAL IMPACT



Forbes just announced its 2021 honorees for the #Forbesunder30 award. Christian and Nate were selected for the Social Impact award in recognition of Qoins.

Meet the Founders



Christian Zimmerman
Co-founder & CEO

Christian studied business management and graduated from Georgia State University's J. Mack Robinson College of Business. He started as an account management at the Coca-Cola Company, and then lead customer success at Shiftgig, and product marketing at Hirewire.



Nate Washington
Co-founder & CTO

Nate's been a nationally ranked chess player, playing alongside some of the best strategic players in the US. Having worked within finance at Wells Fargo, as well as founding his own previous company, Codeless Academy, Nate leveraged his 5+ yrs of founder experience

Team

	Christian Zimmerman	Founder	Christian, a first-generation Latinx American, started Qoins right after graduating from Georgia State University.
	Nate Washington	CTO	Nate has been a nationally ranked chess player, playing alongside some of the best strategic players in the US. He has also worked at Wells Fargo, as well as founding his own previous company, Codeless Academy.
	Armin Zmajevac	Customer Success Manager	
	Clovis Simo	Back-End Developer	
	Josiah Mihok	Director of Operations	
	Jared Almanza	Customer Success Rep	
	Dino Decespedes	Marketing Manager	
	Andrew Kozlovski	Head of Growth	
	Joyce Mehlman	Banking/Compliance Consultant	
	Kateryna Chaika	Front-End Developer	
	Kateryna Markovych	Business Analyst	
	Eugene Kozak	UI/UX Designer	

Perks

$100
Qoins Signed Certificate of Investment First Access To The Qoins Debit Card

$500
Qoins Signed Certificate of Investment Early Access to Qoins Card Your name and photo on a dedicated "first 100" page on our website, highlighting that you were one of the first to support Qoins!

$1,000
Qoins Signed Certificate of Investment Early Access to Qoins Card Free custom Qoins T-Shirt Your name and photo on a dedicated "first 100" page on our website, highlighting that you were one of the first to support Qoins!

$5,000
Qoins Signed Certificate of Investment Early Access to Qoins Card Free Custom Qoins Soccer Jersey Your name and photo on a dedicated "first 100" page on our website, highlighting that you were one of the first to support Qoins!

$10,000
Qoins Signed Certificate of Investment Early Access to Qoins Card Access to quarterly monthly investors updates. Free Custom Qoins Soccer Jersey Free custom Qoins T-Shirt Your name and photo on a dedicated "first 100" page on our website, highlighting that you were one of the first to support Qoins!

FAQ

How do I earn a return?
We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.



Republic

Company Name	Qoins
Logo	



Headline	Pay off debt faster and save money without thinking about it

Hero Image

Tags	Latinx Founders, Apps, B2C, Personal finance, $1M+ raised, Coming soon, Startups

Pitch text

Summary

- 10K+ monthly active customers | $1-2M monthly transaction volume -Aug 2021
- $20M+ paid off in customer debt | On track to pay $100M in debt by 2023
- Qoins "Debt Payoff" debit card launching Q4 of this year (2021)
- 4.8 app review score from 2,000+ reviewers
- $44M initial target market as part of a larger $12.7T market

Problem

Consumer debt & lack of financial literacy is a massive problem

Debt is a problem that plagues 8 out of every 10 Americans. The average American carries $7-$9K in outstanding debt every month. This problem is conflated by poor financial literacy and lack of savings. Even worse, these statistics disproportionately impact minority populations.

THE REALITY

200 million Americans incur some form of revolving debt on any given month and the majority are paying double digit interest

Americans pay over **$3 Billion** every year on late penalties and interest on their credit cards

"You'll get the biggest bang for your buck by paying off your debt first before anything else."
 - **Jean Chatzky**



Source: Federal Reserve Bank

With most consumers having some form of debt, every generation, old or young, is being impacted.

DEMOGRAPHICS IMPACT (BREAKDOWN)





Source: Experian (2019)

Solution

Qoins: combining automation & financial education to pay off your debt faster

Qoins is a leading financial wellness app that makes it easy to pay off debt, without having to think about it. With Qoins, customers can set up their financial goals, automate extra payments towards lenders, and improve their overall credit score through everyday

purchases.



A mobile platform where you can achieve your financial goals with the help of automation technology.

1. **Improve Financial Literacy**
2. **Save Money**
3. **Pay Off Debt Faster**
4. **Improve Your Credit Score**

Product

Introducing the app & debit card that pays off your debt faster

With Qoins, start paying off your debt faster than you ever expected. Start by 1) choosing your financial goal 2) selecting how you want to save throughout the month and 3) picking what debts you want to pay off, and we'll take care of the rest. Qoins automatically saves and applies extra payments towards your debt so you don't have to think about it.



| Choose Your Financial Goal | Choose Which Type Of Debt | Automate Your Savings | Pay Off Debt Faster WIthout Thinking |

Coming soon....

Launching in Q4 of this year, one of the first debit card that pays off your debt through everyday purchases. Now every time you buy groceries, get gas, or grab lunch, you can have peace of mind knowing you're also automatically saving money and paying off your debts. We'll work with retailers and merchants across the US to help you get cash-back rewards that are directly applied towards paying off your debts faster!

Join the waitlist!

Secure your spot on our debit card waitlist HERE



Security is our top priority. That's why Qoins uses industry-leading bank encryption to link customer accounts. We never store banking information, and every user's information is safe.

Traction

$20M worth of debt paid off and counting...

With over 10K+ monthly active customers, our main focus continues to be around the impact we're able to make for our customers. That's why our north star goals are the total debt paid & saved for our customers.

Debt Paid Off With Qoins Since January 2017

$20 Million

Monthly Active Customers & Payments

10K+

Avg. Payment/Savings per Month

$68

Monthly Transactions Volume

$1M

Through our mission-driven focus, we're also seeing an average **100% yearly annual revenue growth**.



Financial Projections (Actual & Historical)

We've also been featured on **Debt.com, CNNMoney, Nerdwallet, Forbes,** and other premier finance and debt media platforms.



*Above stats as of August 2021

Customers

"A must-have app for those looking to become debt-free"

Qoins's platform helps our users pay off their debt faster, without even thinking about it. Our app has been called a "must-have" and we've received **4.8 stars with over 2,000 reviews**.

works well and you can tell the developers continue to support it. Props to them!

This app is helping us pay off debt with our change and I love it! It's paying off debt quickly! Great app and great customer service!

This app has been amazing. Using the change from my purchases towards my debt is genius. I wouldn't be able to do this on my own.


Gfffgfsrgv
iOS User


aforsyth4
Google Play User


RunnerInProgress
iOS User

In addition to our customers, we are committed to educating the public through Qoins Cares. With these events, we help raise funds to aid underprivileged families pay off debt, teach financial literacy, and empower our communities to take control of their finances. That's why for every $100 we're able to raise we will donate $1 towards paying off someone's debt, up to $10K!

Qoins Cares Events

Qoins Cares initiative recently partnered with a local non-profit, The Path Project, to find a local family in need of help paying off debt. Through donations, we were able to raise money and present the family with a **$5,000 check to pay off their debt**. We'd like to get to the point where we can do these events quarterly.



Financial Literacy Events

We plan on utilizing our Qoins financial coaches to host free events focused on financial literacy in Metro Atlanta, with a focus on underserved communities. Black and Latino communities are more at risk to not build financial literacy, and as a company with Black and Latino founders we want to be a catalyst to help change that in Atlanta.

Business Model

Multiple subscription tiers

Qoins has 2 subscription tiers at $2.99/month and $4.99/month Since the recent pandemic, we've also begun working with lenders and debt-payment agencies to license our technology for their customers. Based on our current growth and business model, we project that our revenue will be **$3-5M by 2024**.



Qoins Lite
$2.99 per month

- Limited to one goal
- Use auto-transfers to either pay debt or save money

Qoins Plus
$4.99 per month
14 day free trial

- Up To 5 Debt Goals
- Personal Savings Goal and Account
- Pay debt and grow your savings at the same time!
- Qoins debit card
- Retailer "Cash-Back" rewards

Along with the launch of the Qoins debit card in Q4, this will open up an additional revenue stream from **interchange fees:** 1-2% of every purchase made with a Qoins card. We believe offering a real-world product will allow us to help get rid of fees to our customers and monetize through merchant networks.

Market

A $12.7T market

Consumer debt is a $12.7T market. Our target customers are millennials, and with our current traction and user base, we expect to reach an initial target market of **$44M.**





Total Addressable Market

$7.2 Billion

Total # Americans with debt
(200M x $36)

Serviceable Available Market

$1.9 Billion

Late Millennials & Gen-X
(25-44 yrs) with debt
(7.2B x 27%)

Serviceable Obtainable Market

$200 Million

Market share opportunity
(1.9B x 10%)

This is just the in U.S. We plan on expanding internationally.

Competition

We don't just help you "put money aside"... we help you become debt-free

Unlike our competitors, Qoins has established a niche for itself within the debt relief industry: we focus on improving subprime FICO scores and helping our customers achieve their financial goals through automated accountability and making every purchase an opportunity to pay off your debt.



Savings & Investments

Debt Reduction

Vision

$100M in customer debt paid off by 2022

By reaching our funding goal, we will continue to grow and capitalize on what makes us relevant and essential for our customers.

This includes rolling out debit cards, micro-loan financing, and savings accounts, among other financial initiatives. This will position us as a fully functional financial operating center for our customers. Our goal is to have erased $100M of debt and engaged with 50K+ subscribed customers by the end of 2022.

Investors

Over $2M in seed capital raised from prominent investors & advisors

We've been backed by Village Capital, Queen City Fintech, Google for Startups, and Rise of the Rest among other supporters. We are currently raising funds to grow our team, revenue, and expand our product offering (launch of the Qoins debit card)!

  

  

Founders

2021 Forbes 30 under 30 Recipients for Social Impact

Christian & Nate were awarded Forbes 30 under 30 for Social Impact this year. This recognition is not only indicative of the founders' values but also the overall mission of Qoins.

FORBES 30 UNDER 30: SOCIAL IMPACT

Forbes just announced its 2021 honorees for the #Forbesunder30 award. Christian and Nate were selected for the Social Impact award in recognition of Qoins.



Meet the Founders



Christian Zimmerman
Co-founder & CEO

Christian studied business management and graduated from Georgia State University's J. Mack Robinson College of Business. He started as an account management at the Coca-Cola Company, and then lead customer success at Shiftgig, and product marketing at Hirewire.



Nate Washington
Co-founder & CTO

Nate's been a nationally ranked chess player, playing alongside some of the best strategic players in the US. Having worked within finance at Wells Fargo, as well as founding his own previous company, Codeless Academy, Nate leveraged his 5+ yrs of founder experience

Team

	Christian Zimmerman	Founder	Christian, a first-generation Latinx American, started Qoins right after graduating from Georgia State University.
	Nate Washington	CTO	Nate has been a nationally ranked chess player, playing alongside some of the best strategic players in the US. He has also worked at Wells Fargo, as well as founding his own previous company, Codeless Academy.
	Armin Zmajevac	Customer Success Manager	
	Clovis Simo	Back-End Developer	
	Josiah Mihok	Director of Operations	
	Jared Almanza	Customer Success Rep	
	Dino Decespedes	Marketing Manager	

	Andrew Kozlovski	Head of Growth
	Joyce Mehlman	Banking/Compliance Consultant
	Kateryna Chaika	Front-End Developer
	Kateryna Markovych	Business Analyst
	Eugene Kozak	UI/UX Designer

Perks

$100	Qoins Signed Certificate of Investment First Access To The Qoins Debit Card
$500	Qoins Signed Certificate of Investment Early Access to Qoins Card Your name and photo on a dedicated "first 100" page on our website, highlighting that you were one of the first to support Qoins!
$1,000	Qoins Signed Certificate of Investment Early Access to Qoins Card Free custom Qoins T-Shirt Your name and photo on a dedicated "first 100" page on our website, highlighting that you were one of the first to support Qoins!
$5,000	Qoins Signed Certificate of Investment Early Access to Qoins Card Free Custom Qoins Soccer Jersey Your name and photo on a dedicated "first 100" page on our website, highlighting that you were one of the first to support Qoins!
$10,000	Qoins Signed Certificate of Investment Early Access to Qoins Card Access to quarterly monthly investors updates. Free Custom Qoins Soccer Jersey Free custom Qoins T-Shirt Your name and photo on a dedicated "first 100" page on our website, highlighting that you were one of the first to support Qoins!

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.



Republic

Company Name	Qoins
Logo	
Headline	Pay off debt faster and save money without thinking about it
Hero Image	
Tags	Latinx Founders, Apps, B2C, Personal finance, $1M+ raised, Coming soon, Startups, Black founders
Pitch text	

Summary

- 10K+ monthly active customers | $1-2M monthly transaction volume -Aug 2021
- $20M+ paid off in customer debt | On track to pay $100M in debt by 2023
- Qoins "Debt Payoff" debit card launching Q4 of this year (2021)
- 4.8 app review score from 2,000+ reviewers
- $44M initial target market as part of a larger $12.7T market

Problem

Consumer debt & lack of financial literacy is a massive problem

Debt is a problem that plagues 8 out of every 10 Americans. The average American carries $7-$9K in outstanding debt every month. This problem is conflated by poor financial literacy and lack of savings. Even worse, these statistics disproportionately impact minority populations.

THE REALITY

200 million Americans incur some form of revolving debt on any given month and the majority are paying double digit interest

Americans pay over **$3 Billion** every year on late penalties and interest on their credit cards

"You'll get the biggest bang for your buck by paying off your debt first before anything else."
 - **Jean Chatzky**



Source: Federal Reserve Bank

With most consumers having some form of debt, every generation, old or young, is being impacted.

<u>DEMOGRAPHICS IMPACT (BREAKDOWN)</u>



Source: Experian (2020)

Solution

Qoins: combining automation & financial education to pay off your debt faster

Qoins is a leading financial wellness app that makes it easy to pay off debt, without having to think about it. With Qoins, customers can set up their financial goals, automate extra payments towards lenders, and improve their overall credit score through everyday purchases.

A mobile platform where you can achieve your financial goals with the help of automation technology.

1. **Improve Financial Literacy**
2. **Save Money**
3. **Pay Off Debt Faster**
4. **Improve Your Credit Score**



Product

Introducing the app & debit card that pays off your debt faster

With Qoins, start paying off your debt faster than you ever expected. Start by 1) choosing your financial goal 2) selecting how you want to save throughout the month and 3) picking what debts you want to pay off, and we'll take care of the rest. Qoins automatically saves and applies extra payments towards your debt so you don't have to think about it.

Choose Your Financial Goal	Choose Which Type Of Debt	Automate Your Savings	Pay Off Debt Faster WIthout Thinking
			

Coming soon....

Launching in Q4 of this year, one of the first debit card that pays off your debt through everyday purchases. Now every time you buy groceries, get gas, or grab lunch, you can have peace of mind knowing you're also automatically saving money and paying off your debts. We'll work with retailers and merchants across the US to help you get cash-back rewards that are directly applied towards paying off your debts faster!

Join the waitlist!

Secure your spot on our debit card waitlist HERE



Security is our top priority. That's why Qoins uses industry-leading bank encryption to link customer accounts. We never store banking information, and every user's information is safe.

Traction

$20M worth of debt paid off and counting...

With over 10K+ monthly active customers, our main focus continues to be around the impact we're able to make for our customers. That's why our north star goals are the total debt paid & saved for our customers.

Debt Paid Off With Qoins Since January 2017

$20 Million

Monthly Active Customers & Payments	Avg. Payment/Savings per Month	Monthly Transactions Volume
10K+	$68	$1M

Through our mission-driven focus, we're also seeing an average **100% yearly annual revenue growth**.



Financial Projections (Actual & Historical)

We've also been featured on **Debt.com, CNNMoney, Nerdwallet, Forbes,** and other premier finance and debt media platforms.



*Above stats as of August 2021

Customers

"A must-have app for those looking to become debt-free"

Qoins's platform helps our users pay off their debt faster, without even thinking about it. Our app has been called a "must-have" and we've received **4.8 stars with over 2,000 reviews**.

| works well and you can tell the developers continue to support it. Props to them! | This app is helping us pay off debt with our change and I love it! It's paying off debt quickly! Great app and great customer service! | This app has been amazing. Using the change from my purchases towards my debt is genius. I wouldn't be able to do this on my own. |


Gfffgfsrgv
iOS User


aforsyth4
Google Play User


RunnerInProgress
iOS User

In addition to our customers, we are committed to educating the public through Qoins Cares. With these events, we help raise funds to aid underprivileged families pay off debt, teach financial literacy, and empower our communities to take control of their finances. That's why for every $100 we're able to raise we will donate $1 towards paying off someone's debt, up to $10K!

Qoins Cares Events

Qoins Cares initiative recently partnered with a local non-profit, The Path Project, to find a local family in need of help paying off debt. Through donations, we were able to raise money and present the family with a **$5,000 check to pay off their debt**. We'd like to get to the point where we can do these events quarterly.



Financial Literacy Events

We plan on utilizing our Qoins financial coaches to host free events focused on financial literacy in Metro Atlanta, with a focus on underserved communities. Black and Latino communities are more at risk to not build financial literacy, and as a company with Black and Latino founders we want to be a catalyst to help change that in Atlanta.

Business Model

Multiple subscription tiers

Qoins has 2 subscription tiers at $2.99/month and $4.99/month Since the recent pandemic, we've also begun working with lenders and debt-payment agencies to license our technology for their customers. Based on our current growth and business model, we project that our revenue will be **$3-5M by 2024**.

Qoins Lite
$2.99 per month

- Limited to one goal
- Use auto-transfers to either pay debt or save money

Qoins Plus
$4.99 per month
14 day free trial

- Up To 5 Debt Goals
- Personal Savings Goal and Account
- Pay debt and grow your savings at the same time!
- Qoins debit card
- Retailer "Cash-Back" rewards

Along with the launch of the Qoins debit card in Q4, this will open up an additional revenue stream from **interchange fees:** 1-2% of every purchase made with a Qoins card. We believe offering a real-world product will allow us to help get rid of fees to our customers and monetize through merchant networks.

Market

A $12.7T market

Consumer debt is a $12.7T market. Our target customers are millennials, and with our current traction and user base, we expect to reach an initial target market of **$44M.**



Total Addressable Market

$7.2 Billion

Total # Americans with debt (200M x $36)



Serviceable Available Market

$1.9 Billion

Late Millennials & Gen-X (25-44 yrs) with debt (7.2B x 27%)



Serviceable Obtainable Market

$200 Million

Market share opportunity (1.9B x 10%)

This is just the in U.S. We plan on expanding internationally.

Competition

We don't just help you "put money aside"... we help you become debt-free

Unlike our competitors, Qoins has established a niche for itself within the debt relief industry: we focus on improving subprime FICO scores and helping our customers achieve their financial goals through automated accountability and making every purchase an opportunity to pay off your debt.

Savings & Investments



Debt Reduction

Vision

$100M in customer debt paid off by 2022

By reaching our funding goal, we will continue to grow and capitalize on what makes us relevant and essential for our customers.

This includes rolling out debit cards, micro-loan financing, and savings accounts, among other financial initiatives. This will position us as a fully functional financial operating center for our customers. Our goal is to have erased $100M of debt and engaged with 50K+ subscribed customers by the end of 2022.

Investors

Over $2M in seed capital raised from prominent investors & advisors

We've been backed by Village Capital, Queen City Fintech, Google for Startups, and Rise of the Rest among other supporters. We are currently raising funds to grow our team, revenue, and expand our product offering (launch of the Qoins debit card)!

  

  

Founders

2021 Forbes 30 under 30 Recipients for Social Impact

Christian & Nate were awarded Forbes 30 under 30 for Social Impact this year. This recognition is not only indicative of the founders' values but also the overall mission of Qoins.

FORBES 30 UNDER 30: SOCIAL IMPACT

Forbes just announced its 2021 honorees for the #Forbesunder30 award. Christian and Nate were selected for the Social Impact award in recognition of Qoins.



Meet the Founders



Christian Zimmerman
Co-founder & CEO

Christian studied business management and graduated from Georgia State University's J. Mack Robinson College of Business. He started as an account management at the Coca-Cola Company, and then lead customer success at Shiftgig, and product marketing at Hirewire.



Nate Washington
Co-founder & CTO

Nate's been a nationally ranked chess player, playing alongside some of the best strategic players in the US. Having worked within finance at Wells Fargo, as well as founding his own previous company, Codeless Academy, Nate leveraged his 5+ yrs of founder experience

Team

	Christian Zimmerman	Founder	Christian, a first-generation Latinx American, started Qoins right after graduating from Georgia State University.
	Nate Washington	CTO	Nate has been a nationally ranked chess player, playing alongside some of the best strategic players in the US. He has also worked at Wells Fargo, as well as founding his own previous company, Codeless Academy.
	Armin Zmajevac	Customer Success Manager	
	Clovis Simo	Back-End Developer	
	Josiah Mihok	Director of Operations	
	Jared Almanza	Customer Success Rep	
	Dino Decespedes	Marketing Manager	

	Andrew Kozlovski	Head of Growth
	Joyce Mehlman	Banking/Compliance Consultant
	Kateryna Chaika	Front-End Developer
	Kateryna Markovych	Business Analyst
	Eugene Kozak	UI/UX Designer

Perks

$100	Qoins Signed Certificate of Investment First Access To The Qoins Debit Card
$500	Qoins Signed Certificate of Investment Early Access to Qoins Card Your name and photo on a dedicated "first 100" page on our website, highlighting that you were one of the first to support Qoins!
$1,000	Qoins Signed Certificate of Investment Early Access to Qoins Card Free custom Qoins T-Shirt Your name and photo on a dedicated "first 100" page on our website, highlighting that you were one of the first to support Qoins!
$5,000	Qoins Signed Certificate of Investment Early Access to Qoins Card Free Custom Qoins Soccer Jersey Your name and photo on a dedicated "first 100" page on our website, highlighting that you were one of the first to support Qoins!
$10,000	Qoins Signed Certificate of Investment Early Access to Qoins Card Access to quarterly monthly investors updates. Free Custom Qoins Soccer Jersey Free custom Qoins T-Shirt Your name and photo on a dedicated "first 100" page on our website, highlighting that you were one of the first to support Qoins!

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.


Company Name	Qoins

Logo	

Headline	Pay off debt faster and save money without thinking about it

---

Hero Image	

Tags	Latinx Founders, Black founders, Apps, B2C, Personal finance, $1M+ raised, Coming soon, Startups, Leading VC-backed

---

Pitch text	**Summary**

- Recently awarded 2021 "Forbes 30 under 30 for Social Impact" Recipients
- 10K+ monthly active customers | $1-2M monthly transaction volume -Aug 2021
- $20M+ paid off in customer debt | On track to pay $100M in debt by 2023
- Qoins "Debt Payoff" debit card launching Q4 of this year (2021)
- 4.8 app review score from 2,000+ reviewers
- $44M initial target market as part of a larger $12.7T market

Problem

Consumer debt & lack of financial literacy is a massive problem

Debt is a problem that plagues 8 out of every 10 Americans. The average American carries $7-$9K in outstanding debt every month. This problem is conflated by poor financial literacy and lack of savings. Even worse, these statistics disproportionately impact minority populations.

THE REALITY

200 million Americans incur some form of revolving debt on any given month and the majority are paying double digit interest

Americans pay over **$3 Billion** every year on late penalties and interest on their credit cards

"You'll get the biggest bang for your buck by paying off your debt first before anything else."
- **Jean Chatzky**



Source: Federal Reserve Bank

With most consumers having some form of debt, every generation, old or young, is being impacted.

DEMOGRAPHICS IMPACT (BREAKDOWN).



Source: Experian (2020)

Solution

Qoins: combining automation & financial education to pay off your debt faster

Qoins is a leading financial wellness app that makes it easy to pay off debt, without having to think about it. With Qoins, customers can set up their financial goals, automate extra payments towards lenders, and improve their overall credit score through everyday purchases.

A mobile platform where you can achieve your financial goals with the help of automation technology.

1. **Improve Financial Literacy**
2. **Save Money**
3. **Pay Off Debt Faster**
4. **Improve Your Credit Score**



Product

Introducing the app & debit card that pays off your debt faster

With Qoins, start paying off your debt faster than you ever expected. Start by 1) choosing your financial goal 2) selecting how you want to save throughout the month and 3) picking what debts you want to pay off, and we'll take care of the rest. Qoins automatically saves and applies extra payments towards your debt so you don't have to think about it.



Coming soon....

Launching in Q4 of this year, one of the first debit card that pays off your debt through everyday purchases. Now every time you buy groceries, get gas, or grab lunch, you can have peace of mind knowing you're also automatically saving money and paying off your debts. We'll work with retailers and merchants across the US to help you get cash-back rewards that are directly applied towards paying off your debts faster!

Join the waitlist!

Secure your spot on our debit card waitlist HERE



Security is our top priority. That's why Qoins uses industry-leading bank encryption to link customer accounts. We never store banking information, and every user's information is safe.

Traction

$20M worth of debt paid off and counting...

With over 10K+ monthly active customers, our main focus continues to be around the impact we're able to make for our customers. That's why our north star goals are the total debt paid & saved for our customers.

Debt Paid Off With Qoins Since January 2017

$20 Million

Monthly Active Customers & Payments

10K+

Avg. Payment/Savings per Month

$68

Monthly Transactions Volume

$1M

Through our mission-driven focus, we're also seeing an average **100% yearly annual revenue growth**.

Financial Projections (Actual & Historical)



We've also been featured on **Debt.com, CNNMoney, Nerdwallet, Forbes,** and other premier finance and debt media platforms.

*Above stats as of August 2021

Customers

"A must-have app for those looking to become debt-free"

Qoins's platform helps our users pay off their debt faster, without even thinking about it. Our app has been called a "must-have" and we've received **4.8 stars with over 2,000 reviews**.

works well and you can tell the developers continue to support it. Props to them!

This app is helping us pay off debt with our change and I love it! It's paying off debt quickly! Great app and great customer service!

This app has been amazing. Using the change from my purchases towards my debt is genius. I wouldn't be able to do this on my own.


Gfffgfsrgv
iOS User


aforsyth4
Google Play User


RunnerInProgress
iOS User

In addition to our customers, we are committed to educating the public through Qoins Cares. With these events, we help raise funds to aid underprivileged families pay off debt, teach financial literacy, and empower our communities to take control of their finances.

That's why for every $100 we're able to raise we will donate $1 towards paying off someone's debt, up to $10K!

Qoins Cares Events

Qoins Cares initiative recently partnered with a local non-profit, The Path Project, to find a local family in need of help paying off debt. Through donations, we were able to raise money and present the family with a **$5,000 check to pay off their debt**. We'd like to get to the point where we can do these events quarterly.



Financial Literacy Events

We plan on utilizing our Qoins financial coaches to host free events focused on financial literacy in Metro Atlanta, with a focus on underserved communities. Black and Latino communities are more at risk to not build financial literacy, and as a company with Black and Latino founders we want to be a catalyst to help change that in Atlanta.

Business Model

Multiple subscription tiers

Qoins has 2 subscription tiers at $2.99/month and $4.99/month Since the recent pandemic, we've also begun working with lenders and debt-payment agencies to license our technology for their customers. Based on our current growth and business model, we project that our revenue will be **$3-5M by 2024**.



Qoins Lite

$2.99 per month

- Limited to one goal
- Use auto-transfers to either pay debt or save money

Qoins Plus

$4.99 per month
14 day free trial

- Up To 5 Debt Goals
- Personal Savings Goal and Account
- Pay debt and grow your savings at the same time!
- Qoins debit card
- Retailer "Cash-Back" rewards

Along with the launch of the Qoins debit card in Q4, this will open up an additional revenue stream from **interchange fees:** 1-2% of every purchase made with a Qoins card. We believe offering a real-world product will allow us to help get rid of fees to our customers and monetize through merchant networks.

Market

A $12.7T market

Consumer debt is a $12.7T market. Our target customers are millennials, and with our current traction and user base, we expect to reach an initial target market of **$44M.**



Total Addressable Market

Serviceable Available Market

Serviceable Obtainable Market

$7.2 Billion

$1.9 Billion

$200 Million

Total # Americans with debt (200M x $36)

Late Millennials & Gen-X (25-44 yrs) with debt (7.2B x 27%)

Market share opportunity (1.9B x 10%)

This is just the in U.S. We plan on expanding internationally.

Competition

We don't just help you "put money aside"... we help you become debt-free

Unlike our competitors, Qoins has established a niche for itself within the debt relief industry: we focus on improving subprime FICO scores and helping our customers achieve their financial goals through automated accountability and making every purchase an opportunity to pay off your debt.

Savings & Investments



Debt Reduction

Vision

$100M in customer debt paid off by 2022

By reaching our funding goal, we will continue to grow and capitalize on what makes us relevant and essential for our customers.

This includes rolling out debit cards, micro-loan financing, and savings accounts, among other financial initiatives. This will position us as a fully functional financial operating center for our customers. Our goal is to have erased $100M of debt and engaged with 50K+ subscribed customers by the end of 2022.

Investors

Over $2M in seed capital raised from prominent investors & advisors

We've been backed by Village Capital, Queen City Fintech, Google for Startups, and Rise of the Rest among other supporters. We are currently raising funds to grow our team, revenue, and expand our product offering (launch of the Qoins debit card)!









Founders

2021 Forbes 30 under 30 Recipients for Social Impact

Christian & Nate were awarded Forbes 30 under 30 for Social Impact this year. This recognition is not only indicative of the founders' values but also the overall mission of Qoins.

FORBES 30 UNDER 30: SOCIAL IMPACT

Forbes just announced its 2021 honorees for the #Forbesunder30 award. Christian and Nate were selected for the Social Impact award in recognition of Qoins.



Meet the Founders



Christian Zimmerman
Co-founder & CEO

Christian studied business management and graduated from Georgia State University's J. Mack Robinson College of Business. He started as an account management at the Coca-Cola Company, and then lead customer success at Shiftgig, and product marketing at Hirewire.



Nate Washington
Co-founder & CTO

Nate's been a nationally ranked chess player, playing alongside some of the best strategic players in the US. Having worked within finance at Wells Fargo, as well as founding his own previous company, Codeless Academy, Nate leveraged his 5+ yrs of founder experience

Team

	Christian Zimmerman	Founder	Christian, a first-generation Latinx American, started Qoins right after graduating from Georgia State University.
	Nate Washington	CTO	Nate has been a nationally ranked chess player, playing alongside some of the best strategic players in the US. He has also worked at Wells Fargo, as well as founding his own previous company, Codeless Academy.
	Armin Zmajevac	Customer Success Manager	
	Clovis Simo	Back-End Developer	
	Josiah Mihok	Director of Operations	
	Jared Almanza	Customer Success Rep	
	Dino Decespedes	Marketing Manager	
	Andrew Kozlovski	Head of Growth	
	Joyce Mehlman	Banking/Compliance Consultant	
	Kateryna Chaika	Front-End Developer	
	Kateryna Markovych	Business Analyst	
	Eugene Kozak	UI/UX Designer	

Perks

$100	Qoins Signed Certificate of Investment First Access To The Qoins Debit Card
$500	Qoins Signed Certificate of Investment Early Access to Qoins Card Your name and photo on a dedicated "first 100" page on our website, highlighting that you were one of the first to support Qoins!
$1,000	Qoins Signed Certificate of Investment Early Access to Qoins Card Free custom Qoins T-Shirt Your name and photo on a dedicated "first 100" page on our website, highlighting that you were one of the first to support Qoins!
$5,000	Qoins Signed Certificate of Investment Early Access to Qoins Card Free Custom Qoins Soccer Jersey Your name and photo on a dedicated "first 100" page on our website, highlighting that you were one of the first to support Qoins!
$10,000	Qoins Signed Certificate of Investment Early Access to Qoins Card Access to quarterly monthly investors updates. Free Custom Qoins Soccer Jersey Free custom Qoins T-Shirt Your name and photo on a dedicated "first 100" page on our website, highlighting that you were one of the first to support Qoins!

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.



Republic

Company Name	Qoins

Logo	



Headline	Pay off debt faster and save money without thinking about it

Hero Image	

Tags	Latinx Founders, Black founders, Apps, B2C, Personal finance, $1M+ raised, Leading VC-backed, Coming soon, Startups

Pitch text	

Summary

- Recently awarded 2021 "Forbes 30 under 30 for Social Impact" Recipients
- 10K+ monthly active customers | $1-2M monthly transaction volume -Aug 2021
- $20M+ paid off in customer debt | On track to pay $100M in debt by 2023
- Qoins "Debt Payoff" debit card launching Q4 of this year (2021)
- 4.8 app review score from 2,000+ reviewers
- $44M initial target market as part of a larger $12.7T market

Problem

Consumer debt & lack of financial literacy is a massive problem

Debt is a problem that plagues 8 out of every 10 Americans. The average American carries $7-$9K in outstanding debt every month. This problem is conflated by poor financial literacy and lack of savings. Even worse, these statistics disproportionately impact minority populations.

THE REALITY

200 million Americans incur some form of revolving debt on any given month and the majority are paying double digit interest

Americans pay over **$3 Billion** every year on late penalties and interest on their credit cards

"You'll get the biggest bang for your buck by paying off your debt first before anything else."
 - **Jean Chatzky**



Source: Federal Reserve Bank

With most consumers having some form of debt, every generation, old or young, is being impacted.

DEMOGRAPHICS IMPACT (BREAKDOWN)



Source: Experian (2020)

Solution

Qoins: combining automation & financial education to pay off your debt faster

Qoins is a leading financial wellness app that makes it easy to pay off debt, without having to think about it. With Qoins, customers can set up their financial goals, automate extra payments towards lenders, and improve their overall credit score through everyday purchases.

A mobile platform where you can achieve your financial goals with the help of automation technology.

1. **Improve Financial Literacy**
2. **Save Money**
3. **Pay Off Debt Faster**
4. **Improve Your Credit Score**



Product

Introducing the app & debit card that pays off your debt faster

With Qoins, start paying off your debt faster than you ever expected. Start by 1) choosing your financial goal 2) selecting how you want to save throughout the month and 3) picking what debts you want to pay off, and we'll take care of the rest. Qoins automatically saves and applies extra payments towards your debt so you don't have to think about it.



Choose Your Financial Goal

Choose Which Type Of Debt

Automate Your Savings

Pay Off Debt Faster WIthout Thinking

Coming soon....

Launching in Q4 of this year, one of the first debit card that pays off your debt through everyday purchases. Now every time you buy groceries, get gas, or grab lunch, you can have peace of mind knowing you're also automatically saving money and paying off your debts. We'll work with retailers and merchants across the US to help you get cash-back rewards that are directly applied towards paying off your debts faster!

Join the waitlist!

Secure your spot on our debit card waitlist HERE



Security is our top priority. That's why Qoins uses industry-leading bank encryption to link customer accounts. We never store banking information, and every user's information is safe.

Traction

$20M worth of debt paid off and counting...

With over 10K+ monthly active customers, our main focus continues to be around the impact we're able to make for our customers. That's why our north star goals are the total debt paid & saved for our customers.

Debt Paid Off With Qoins Since January 2017

$20 Million

Monthly Active Customers & Payments	Avg. Payment/Savings per Month	Monthly Transactions Volume
10K+	$68	$1M

Through our mission-driven focus, we're also seeing an average **100% yearly annual revenue growth**.

Financial Projections (Actual & Historical)



We've also been featured on **Debt.com, CNNMoney, Nerdwallet, Forbes,** and other premier finance and debt media platforms.



*Above stats as of August 2021

Customers

"A must-have app for those looking to become debt-free"

Qoins's platform helps our users pay off their debt faster, without even thinking about it. Our app has been called a "must-have" and we've received **4.8 stars with over 2,000 reviews**.

works well and you can tell the developers continue to support it. Props to them!

This app is helping us pay off debt with our change and I love it! It's paying off debt quickly! Great app and great customer service!

This app has been amazing. Using the change from my purchases towards my debt is genius. I wouldn't be able to do this on my own.


Gfffgfsrgv
iOS User


aforsyth4
Google Play User


RunnerInProgress
iOS User

In addition to our customers, we are committed to educating the public through Qoins Cares. With these events, we help raise funds to aid underprivileged families pay off debt, teach financial literacy, and empower our communities to take control of their finances. That's why for every $100 we're able to raise we will donate $1 towards paying off someone's debt, up to $10K!

Qoins Cares Events

Qoins Cares initiative recently partnered with a local non-profit, The Path Project, to find a local family in need of help paying off debt. Through donations, we were able to raise money and present the family with a **$5,000 check to pay off their debt**. We'd like to get to the point where we can do these events quarterly.



Financial Literacy Events

We plan on utilizing our Qoins financial coaches to host free events focused on financial literacy in Metro Atlanta, with a focus on underserved communities. Black and Latino communities are more at risk to not build financial literacy, and as a company with Black and Latino founders we want to be a catalyst to help change that in Atlanta.

Business Model

Multiple subscription tiers

Qoins has 2 subscription tiers at $2.99/month and $4.99/month Since the recent pandemic, we've also begun working with lenders and debt-payment agencies to license our technology for their customers. Based on our current growth and business model, we project that our revenue will be **$3-5M by 2024**.



Qoins Lite
$2.99 per month

- Limited to one goal
- Use auto-transfers to either pay debt or save money

Qoins Plus
$4.99 per month
14 day free trial

- Up To 5 Debt Goals
- Personal Savings Goal and Account
- Pay debt and grow your savings at the same time!
- Qoins debit card
- Retailer "Cash-Back" rewards

Along with the launch of the Qoins debit card in Q4, this will open up an additional revenue stream from **interchange fees:** 1-2% of every purchase made with a Qoins card. We believe offering a real-world product will allow us to help get rid of fees to our customers and monetize through merchant networks.

Market

A $12.7T market

Consumer debt is a $12.7T market. Our target customers are millennials, and with our current traction and user base, we expect to reach an initial target market of **$44M.**



Total Addressable Market

$7.2 Billion

Total # Americans with debt (200M x $36)



Serviceable Available Market

$1.9 Billion

Late Millennials & Gen-X (25-44 yrs) with debt (7.2B x 27%)



Serviceable Obtainable Market

$200 Million

Market share opportunity (1.9B x 10%)

This is just the in U.S. We plan on expanding internationally.

Competition

We don't just help you "put money aside"... we help you become debt-free

Unlike our competitors, Qoins has established a niche for itself within the debt relief industry: we focus on improving subprime FICO scores and helping our customers achieve their financial goals through automated accountability and making every purchase an opportunity to pay off your debt.

Savings & Investments



Debt Reduction

Vision

$100M in customer debt paid off by 2022

By reaching our funding goal, we will continue to grow and capitalize on what makes us relevant and essential for our customers.

This includes rolling out debit cards, micro-loan financing, and savings accounts, among other financial initiatives. This will position us as a fully functional financial operating center for our customers. Our goal is to have erased $100M of debt and engaged with 50K+ subscribed customers by the end of 2022.

Investors

Over $2M in seed capital raised from prominent investors & advisors

We've been backed by Village Capital, Queen City Fintech, Google for Startups, and Rise of the Rest among other supporters. We are currently raising funds to grow our team, revenue, and expand our product offering (launch of the Qoins debit card)!









Founders

2021 Forbes 30 under 30 Recipients for Social Impact

Christian & Nate were awarded Forbes 30 under 30 for Social Impact this year. This recognition is not only indicative of the founders' values but also the overall mission of Qoins.

FORBES 30 UNDER 30: SOCIAL IMPACT

Forbes just announced its 2021 honorees for the #Forbesunder30 award. Christian and Nate were selected for the Social Impact award in recognition of Qoins.



Meet the Founders



Christian Zimmerman
Co-founder & CEO

Christian studied business management and graduated from Georgia State University's J. Mack Robinson College of Business. He started as an account management at the Coca-Cola Company, and then lead customer success at Shiftgig, and product marketing at Hirewire.



Nate Washington
Co-founder & CTO

Nate's been a nationally ranked chess player, playing alongside some of the best strategic players in the US. Having worked within finance at Wells Fargo, as well as founding his own previous company, Codeless Academy, Nate leveraged his 5+ yrs of founder experience

Team

	Christian Zimmerman	Founder	Christian, a first-generation Latinx American, started Qoins right after graduating from Georgia State University.
	Nate Washington	CTO	Nate has been a nationally ranked chess player, playing alongside some of the best strategic players in the US. He has also worked at Wells Fargo, as well as founding his own previous company, Codeless Academy.
	Armin Zmajevac	Customer Success Manager	
	Clovis Simo	Back-End Developer	
	Josiah Mihok	Director of Operations	
	Jared Almanza	Customer Success Rep	
	Dino Decespedes	Marketing Manager	

	Andrew Kozlovski	Head of Growth
	Joyce Mehlman	Banking/Compliance Consultant
	Kateryna Chaika	Front-End Developer
	Kateryna Markovych	Business Analyst
	Eugene Kozak	UI/UX Designer

Perks

$100	Qoins Signed Certificate of Investment First Access To The Qoins Debit Card
$500	Qoins Signed Certificate of Investment Early Access to Qoins Card Your name and photo on a dedicated "first 100" page on our website, highlighting that you were one of the first to support Qoins!
$1,000	Qoins Signed Certificate of Investment Early Access to Qoins Card Free custom Qoins T-Shirt Your name and photo on a dedicated "first 100" page on our website, highlighting that you were one of the first to support Qoins!
$5,000	Qoins Signed Certificate of Investment Early Access to Qoins Card Free Custom Qoins Soccer Jersey Your name and photo on a dedicated "first 100" page on our website, highlighting that you were one of the first to support Qoins!
$10,000	Qoins Signed Certificate of Investment Early Access to Qoins Card Access to quarterly monthly investors updates. Free Custom Qoins Soccer Jersey Free custom Qoins T-Shirt Your name and photo on a dedicated "first 100" page on our website, highlighting that you were one of the first to support Qoins!

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.



Republic

Company Name	Qoins
Logo	
Headline	Pay off debt faster and save money without thinking about it
Hero Image	
Tags	Latinx Founders, Black founders, Apps, B2C, Personal finance, $1M+ raised, Leading VC-backed, Coming soon, Startups
Pitch text	## Summary • Recently awarded 2021 "Forbes 30 under 30 for Social Impact" • 10K+ monthly active customers | $1-2M monthly transaction volume -Aug 2021 • $20M+ paid off in customer debt | On track to pay $100M in debt by 2023 • Qoins "Debt Payoff" debit card launching Q4 of this year (2021) • 4.8 app review score from 2,000+ reviewers (Oct 2021) • $44M initial target market as part of a larger $12.7T market

Problem

Consumer debt & lack of financial literacy is a massive problem

Debt is a problem that plagues 8 out of every 10 Americans. The average American carries $7-$9K in outstanding debt every month. This problem is conflated by poor financial literacy and lack of savings. Even worse, these statistics disproportionately impact minority populations.

THE REALITY

200 million Americans incur some form of revolving debt on any given month and the majority are paying double digit interest

Americans pay over **$3 Billion** every year on late penalties and interest on their credit cards

"You'll get the biggest bang for your buck by paying off your debt first before anything else."
 - **Jean Chatzky**



Source: Federal Reserve Bank

With most consumers having some form of debt, every generation, old or young, is being impacted.

DEMOGRAPHICS IMPACT (BREAKDOWN)



Source: Experian (2020)

Solution

Qoins: combining automation & financial education to pay off your debt faster

Qoins is a leading financial wellness app that makes it easy to pay off debt, without having to think about it. With Qoins, customers can set up their financial goals, automate extra payments towards lenders, and improve their overall credit score through everyday purchases.

A mobile platform where you can achieve your financial goals with the help of automation technology.

1. **Improve Financial Literacy**
2. **Save Money**
3. **Pay Off Debt Faster**
4. **Improve Your Credit Score**



Product

Introducing the app & debit card that pays off your debt faster

With Qoins, start paying off your debt faster than you ever expected. Start by 1) choosing your financial goal 2) selecting how you want to save throughout the month and 3) picking what debts you want to pay off, and we'll take care of the rest. Qoins automatically saves and applies extra payments towards your debt so you don't have to think about it.

Coming soon....

Launching in Q4 of this year: one of the first debit card that pays off your debt through everyday purchases. Now, every time you buy groceries, get gas, or grab lunch, you can have peace of mind knowing you're also automatically saving money and paying off your debts. We'll work with retailers and merchants across the US to help you get cash-back rewards that are directly applied towards paying off your debts faster!

Join the waitlist!

Secure your spot on our debit card waitlist HERE



Security is our top priority. That's why Qoins uses industry-leading bank encryption to link customer accounts. We never store banking information.

Traction

$20M worth of debt paid off and counting...

With over 10K+ monthly active customers, our main focus continues to be around the impact we're able to make for our customers. That's why our north star goals are the total debt paid & saved for our customers.

Debt Paid Off With Qoins Since January 2017

$20 Million

Monthly Active Customers & Payments

Avg. Payment/Savings per Month

Monthly Transactions Volume

10K+

$68

$1M

Through our mission-driven focus, we're also seeing an average **100% yearly annual revenue growth**.

Financial Projections (Actual & Historical)



■ Revenue ■ Gross Profit — Profit Margin

3.6M (projected)
87%
3.2M

2.6M (projected)
86%
2.2M

1.7M (projected)
84%
1.4M

543.2K (projected)
69%
373.5K

358.5K (covid -actual)
29%
104.0K

319.5K (actual)
28%
90.3K

204.4K (actual)
23%
46.7K

2018 2019 2020 2021 2022 2023 2024

We've also been featured on **Debt.com, CNNMoney, Nerdwallet, Forbes,** and other premier finance and debt media platforms.



Forbes
Qoins is one of the best apps for round up purchases to help customers save more money.

yahoo! finance
Qoins is helping customer get out of debt and gain control over their finances.

nerdwallet
I like the new Qoins app. I tried it out and tested it. It's rounding up purchases to the next dollar and you put the extra toward your debt.

The Motley Fool.
One of the best debt pay-off apps of 2021. This app is a huge help for those who want a hands-off approach to eliminating debt.

*Above stats as of August 2021

Customers

"A must-have app for those looking to become debt-free"

Qoins' platform helps our users pay off their debt faster, without even thinking about it. Our app has been called a "must-have" and we've received **4.8 stars with over 2,000 reviews**.

works well and you can tell the developers continue to support it. Props to them!

This app is helping us pay off debt with our change and I love it! It's paying off debt quickly! Great app and great customer service!

This app has been amazing. Using the change from my purchases towards my debt is genius. I wouldn't be able to do this on my own.


Gfffgfsrgv
iOS User


aforsyth4
Google Play User


RunnerInProgress
iOS User

In addition to our customers, we are committed to educating the public through Qoins Cares. With these events, we help raise funds to aid underprivileged families pay off debt, teach financial literacy, and empower our communities to take control of their finances. That's why for every $100 we're able to raise, we will donate $1 towards paying off someone's debt, up to $10K!

Qoins Cares Events

Qoins Cares initiative recently partnered with a local non-profit, The Path Project, to find a local family in need of help paying off debt. Through donations, we were able to raise money and present the family with a **$5,000 check to pay off their debt**. We'd like to get to the point where we can do these events quarterly.



Financial Literacy Events

We plan on utilizing our Qoins financial coaches to host free events focused on financial literacy in Metro Atlanta, with a focus on underserved communities. Black and Latino communities are more at risk to not build financial literacy, and as a company with Black and Latino founders we want to be a catalyst to help change that in Atlanta.

Business Model

Multiple subscription tiers

Qoins has 2 subscription tiers at $2.99/month and $4.99/month Since the recent pandemic, we've also begun working with lenders and debt-payment agencies to license our technology for their customers. Based on our current growth and business model, we project that our revenue will be **$3-5M by 2024**.



Qoins Lite
$2.99 per month

- Limited to one goal
- Use auto-transfers to either pay debt or save money

Qoins Plus
$4.99 per month
14 day free trial

- Up To 5 Debt Goals
- Personal Savings Goal and Account
- Pay debt and grow your savings at the same time!
- Qoins debit card
- Retailer "Cash-Back" rewards

Along with the launch of the Qoins debit card in Q4, this will open up an additional revenue stream from **interchange fees:** 1-2% of every purchase made with a Qoins card. We believe offering a real-world product will allow us to help get rid of fees to our customers and monetize through merchant networks.

Market

A $12.7T market

Consumer debt is a $12.7T market. Our target customers are millennials, and with our current traction and user base, we expect to reach an initial target market of **$44M.**





Total Addressable Market	**Serviceable Available Market**	**Serviceable Obtainable Market**
$7.2 Billion	**$1.9 Billion**	**$200 Million**
Total # Americans with debt (200M x $36)	**Late Millennials & Gen-X (25-44 yrs) with debt (7.2B x 27%)**	**Market share opportunity (1.9B x 10%)**

This is just the in U.S. We plan on expanding internationally.

Competition

We don't just help you "put money aside"... we help you become debt-free

Unlike our competitors, Qoins has established a niche for itself within the debt relief industry: we focus on improving subprime FICO scores and helping our customers achieve their financial goals through automated accountability and making every purchase an opportunity to pay off your debt.



Vision

Goal of $100M in customer debt paid off by 2022

By reaching our funding goal, we will continue to grow and capitalize on what makes us relevant and essential for our customers.

This includes rolling out debit cards, micro-loan financing, and savings accounts, among other financial initiatives. This will position us as a fully functional financial operating center for our customers. Our goal is to have erased $100M of debt and engaged with 50K+ subscribed customers by the end of 2022.

Investors

Over $2M in seed capital raised from prominent investors & advisors

We've been backed by Village Capital, Queen City Fintech, Google for Startups, and Rise of the Rest among other supporters. We are currently raising funds to grow our team, revenue, and expand our product offering (launch of the Qoins debit card)!













Founders

2021 Forbes 30 under 30 Recipients for Social Impact

Christian & Nate were awarded Forbes 30 under 30 for Social Impact this year. This recognition is not only indicative of the founders' values but also the overall mission of Qoins.

FORBES 30 UNDER 30: SOCIAL IMPACT

Forbes just announced its 2021 honorees for the #Forbesunder30 award. Christian and Nate were selected for the Social Impact award in recognition of Qoins.



Meet the Founders



Christian Zimmerman
Co-founder & CEO

Christian studied business management and graduated from Georgia State University's J. Mack Robinson College of Business. He started as an account management at the Coca-Cola Company, and then lead customer success at Shiftgig, and product marketing at Hirewire.



Nate Washington
Co-founder & CTO

Nate's been a nationally ranked chess player, playing alongside some of the best strategic players in the US. Having worked within finance at Wells Fargo, as well as founding his own previous company, Codeless Academy, Nate leveraged his 5+ yrs of founder experience

Team

	Christian Zimmerman	Founder	Christian, a first-generation Latinx American, started Qoins right after graduating from Georgia State University.
	Nate Washington	CTO	Nate has been a nationally ranked chess player, playing alongside some of the best strategic players in the US. He has also worked at Wells Fargo, as well as founding his own previous company, Codeless Academy.
	Armin Zmajevac	Customer Success Manager	
	Clovis Simo	Back-End Developer	
	Josiah Mihok	Director of Operations	
	Jared Almanza	Customer Success Rep	
	Dino Decespedes	Marketing Manager	
	Andrew Kozlovski	Head of Growth	
	Joyce Mehlman	Banking/Compliance Consultant	
	Kateryna Chaika	Front-End Developer	
	Kateryna Markovych	Business Analyst	
	Eugene Kozak	UI/UX Designer	

Perks

$100	Qoins Signed Certificate of Investment First Access To The Qoins Debit Card
$500	Qoins Signed Certificate of Investment Early Access to Qoins Card Your name and photo on a dedicated "first 100" page on our website, highlighting that you were one of the first to support Qoins!
$1,000	Qoins Signed Certificate of Investment Early Access to Qoins Card Free custom Qoins T-Shirt Your name and photo on a dedicated "first 100" page on our website, highlighting that you were one of the first to support Qoins!
$5,000	Qoins Signed Certificate of Investment Early Access to Qoins Card Free Custom Qoins Soccer Jersey Your name and photo on a dedicated "first 100" page on our website, highlighting that you were one of the first to support Qoins!
$10,000	Qoins Signed Certificate of Investment Early Access to Qoins Card Access to quarterly monthly investors updates. Free Custom Qoins Soccer Jersey Free custom Qoins T-Shirt Your name and photo on a dedicated "first 100" page on our website, highlighting that you were one of the first to support Qoins!

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

BIG News 👀

If you've ever wanted to invest in what we're doing at Qoins, or just to become a startup investor, your chance is here!

Check out my most recent post and the link in my bio for more information!

We've opened up investment to our customers and supporters for a limited time only! $100 minimum investment. Join us on the journey to help people become debt free!






